Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-143827
File Nos. 333-143827-01 — 333-143827-15

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 18, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated June 18, 2007)

$1,550,000,000

$           Floating Rate Senior Secured Notes due
$               % Senior Secured Notes due
$               % Senior Secured Notes due

This is an offering by Reynolds American Inc. of an aggregate of $      Floating Rate Senior Secured Notes due          , referred to as the floating rate notes; $          % Senior Secured Notes due          , referred to as the           notes; and $     % Senior Secured Notes due          , referred to as the           notes. The floating rate notes, the           notes and the           notes are referred to collectively herein as the notes. Interest is payable on the           notes and          notes on           and           of each year, commencing          ,          . Interest is payable on the floating rate notes on          ,          ,           and           of each year, commencing          ,          . The floating rate notes mature on          ,          ; the           notes mature on          ,          ; and the           notes mature on          ,          .

We may redeem the           notes and the           notes in whole or in part at any time after issuance at the make-whole amount, as described elsewhere in this prospectus supplement. We may redeem the floating rate notes at any time after          ,          , on any quarterly interest payment date, by paying 100% of the principal amount redeemed, plus accrued and unpaid interest to the date of redemption. See “Description of the Notes” beginning on page S-37 of this prospectus supplement for more information.

The notes will be our senior secured obligations and will rank equally in right of payment with all of our senior debt. We are pledging certain assets, as described in this prospectus supplement, to secure our obligations under the notes. Following the issuance of the notes, these and other assets also will secure our $550 million senior secured revolving credit facility and our outstanding notes in the aggregate principal amount of $2.731 billion. Upon issuance, the notes will be unconditionally and irrevocably guaranteed by certain of our domestic subsidiaries, including our material domestic subsidiaries, which also guarantee our current revolving credit facility and outstanding notes. These guarantors also will secure the notes and their guarantees thereof with certain of their assets as and to the extent described in this prospectus supplement.

Investing in the notes involves risks.  See “Risk Factors” beginning on page S-15 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per floating
	rate note	Total	Per Note	Total	Per Note	Total
Public offering price	%	$	%	$	%	$
Underwriting discounts and commissions	%	$	%	$	%	$
Proceeds to us before expenses	%	$	%	$	%	$

RAI will not make application to list the notes on any securities exchange.

We expect that delivery of the notes will be made to purchasers on or about          , 2007, through the book-entry system of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, Luxembourg.

Joint Book-Running Managers

Citi	JPMorgan	Lehman Brothers	Morgan Stanley

          , 2007

Prospectus Supplement

Prospectus

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder shall under any circumstance imply that the information in this prospectus supplement is correct as of any date subsequent to the date on the cover of this prospectus supplement or that the information contained in the accompanying prospectus is correct as of any date subsequent to the date on the cover of the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to Reynolds American Inc., referred to as RAI. The second part is the accompanying prospectus, which gives more general information about debt securities we may offer from time to time.

You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference and the additional information described below under the heading “Where You Can Find More Information” in the accompanying prospectus before investing in the notes.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. See “Incorporation By Reference” in the accompanying prospectus.

INDUSTRY DATA

When we make statements in this prospectus supplement and the accompanying prospectus or in information incorporated herein about the position of our operating subsidiaries in their respective industries or about their market share, we are making statements of our belief. This belief is based on data from Management Science Associates, Inc., referred to as MSAi, and Information Resources, Inc./Capstone Research Inc., collectively referred to as IRI, on estimates and assumptions that we have made based on that data and on our knowledge of the markets for the products of our operating subsidiaries. Although we believe our third party sources are reliable, we have not independently verified market and industry data provided by third parties. Accordingly, we cannot assure you that any of these assumptions are accurate or that our assumptions correctly reflect the position of our operating subsidiaries in their industries.

You should not rely on the market share data reported by IRI as being precise measurements of actual market share because IRI is not able to effectively track the volume of all deep-discount cigarette brands. We believe that deep-discount cigarette brands made by small manufacturers have a combined market share of approximately 13% of U.S. cigarette industry unit sales. Accordingly, the retail share of market of our operating subsidiaries and their cigarette brands as reported by IRI may overstate their actual market share. In addition, in 2006, IRI revised its methodology to better reflect industry dynamics and restated share data only for 2005. The revised methodology by IRI did not have a material impact on the percentages previously reported.

SUMMARY

The following summary may not contain all the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision.

Unless otherwise indicated, references to “RAI,” “we,” “us” and “our” refer to Reynolds American Inc. and not to any of its existing or future subsidiaries. We refer to certain of our wholly owned subsidiaries as follows:

•	“Conwood” means Conwood Company, LLC; Conwood Sales Co., LLC; Scott Tobacco LLC and Rosswil LLC, collectively;

•	“Conwood Company” means Conwood Company, LLC;

•	“Conwood Holdings” means Conwood Holdings, Inc.;

•	“Conwood Sales” means Conwood Sales Co., LLC;

•	“FHS” means FHS, Inc.;

•	“GMB” means GMB, Inc.;

•	“GPI” means R. J. Reynolds Global Products, Inc.;

•	“Lane” means Lane, Limited;

•	“RJR” means R. J. Reynolds Tobacco Holdings, Inc.;

•	“RJR Acquisition” means RJR Acquisition Corp.;

•	“RJR Packaging” means RJR Packaging, LLC;

•	“RJR Tobacco” means R. J. Reynolds Tobacco Company;

•	“RJR Tobacco Co.” means R. J. Reynolds Tobacco Co.;

•	“Rosswil” means Rosswil LLC;

•	“Santa Fe” means Santa Fe Natural Tobacco Company, Inc.; and

•	“Scott Tobacco” means Scott Tobacco LLC.

Reynolds American Inc.

General

RAI is a holding company and its operating subsidiaries are RJR Tobacco, Santa Fe, Lane, GPI and Conwood, which RAI acquired on May 31, 2006. RJR Tobacco is the second largest cigarette manufacturer in the United States, having an approximately 30% share of the U.S. cigarette retail market in 2006 according to data from IRI. As of March 31, 2007, RAI’s largest selling cigarette brands, CAMEL, KOOL, PALL MALL, DORAL, WINSTON and SALEM were six of the ten best-selling brands of cigarettes in the United States. Those brands, and RJR Tobacco’s other brands, including MISTY and CAPRI, are manufactured in a variety of styles and marketed in the United States to meet a range of adult smoker preferences. RJR Tobacco also manages contract manufacturing of cigarettes and other tobacco products through arrangements with affiliates of British American Tobacco p.l.c. Conwood is the second largest smokeless tobacco products manufacturer in the United States. Conwood’s primary brands include its largest selling moist snuff brands, GRIZZLY and KODIAK, two of the six best-selling brands of moist snuff in the United States, and LEVI GARRETT, a loose leaf brand. Conwood’s other products include dry snuff, plug and twist tobacco products. Conwood’s products held the first or second position in market share in the United States in their respective categories in 2006. Santa Fe manufactures and markets cigarettes and other tobacco products under the NATURAL AMERICAN SPIRIT brand. Santa Fe markets its products in the United States, and has a small, but growing, international tobacco business. On January 1, 2007, GPI began managing Santa Fe’s international business. GPI also manufactures and exports cigarettes to U.S. territories, U.S. duty-free shops and U.S. overseas military bases, and manages a contract manufacturing business. Lane manufactures cigars, roll-your-own and pipe tobacco brands, including CAPTAIN BLACK tobacco products and, prior to January 1, 2007, distributed DUNHILL and STATE EXPRESS 555 cigarettes. On January 1, 2007, Conwood began distributing certain of Lane’s products, and RJR Tobacco began distributing DUNHILL and STATE EXPRESS 555 cigarettes.

RAI is a North Carolina corporation. Its principal executive offices are located at 401 North Main Street, Winston-Salem, North Carolina 27101, and its telephone number is (336) 741-2000.

RAI’s Strengths

RAI is a holding company, and through its operating subsidiaries, has a strong market position and extensive brand recognition in the U.S. cigarette and moist snuff industries. RAI has demonstrated the ability to consistently generate substantial cash flows through its increasing operating margins, low capital expenditures and low working capital investments and has established an improved cost structure as the result of productivity initiatives. From 2003 to 2005, RJR implemented a restructuring program that has led to significant annual cost savings. RAI and its operating subsidiaries have a demonstrated track record of successful integration, having achieved substantial annual synergies related to the combination, in July 2004, of the U.S. tobacco business of Brown & Williamson Holdings, Inc., formerly known as Brown & Williamson Tobacco Corporation and referred to as B&W, with RJR Tobacco, which combination is referred to (together with RAI’s acquisition of Lane, which occurred as part of this transaction) as the B&W business combination. Net cash from operating activities as a percentage of net sales increased from 11.0% in 2003 to 17.1% in 2006.

RAI’s acquisition of Conwood, which was completed on May 31, 2006, has provided RAI an opportunity to enter the moist snuff tobacco category and leverage its subsidiaries’ existing assets, overall scale, and distribution and trade relationships in a growing category of the U.S. tobacco industry, with higher margins than those in the cigarette category. Conwood’s products held the first or second position in market share in their respective categories in 2006.

RJR Tobacco’s Marketing Strategy

RJR Tobacco’s brand portfolio strategy during 2005 and 2006 included three categories of brands: investment, selective support and non-support. The investment brands were CAMEL and KOOL, which received significant resources focused on accelerating their share-of-market growth. The selective support brands included two premium brands, WINSTON and SALEM, and two value brands, DORAL and PALL MALL, all of which received limited support in an effort to optimize profitability. The non-support brands, consisting of all remaining brands, were managed to maximize near-term profitability.

At the beginning of 2007, RJR Tobacco further refined its brand portfolio strategy and modified the three categories of brands to growth, support and non-support. The growth brands include two premium brands, CAMEL and KOOL, and a value brand, PALL MALL. Although all of these brands are managed for long-term accelerated growth and profit, CAMEL and KOOL will continue to receive significant investment support, consistent with their previous investment brand status. The support brands include three premium brands, WINSTON, SALEM and CAPRI, and two value brands, DORAL and MISTY, all of which receive limited support for scale and long-term profit. The non-support brands include all remaining brands and are managed to maximize near-term profitability. RJR Tobacco expects that, within the next four years, this focused portfolio strategy will result in growth in total RJR Tobacco share, as gains on growth brands more than offset declines among other brands.

Conwood’s Marketing Strategy

Conwood’s brand portfolio strategy is focused on the development of brand equity and the long-term profitability of its core smokeless brands, KODIAK and GRIZZLY. The brand strategy calls for investment, and a commitment to share growth, in the premium moist snuff category and the expansion of Conwood’s leadership position in the price-value moist snuff category.

Litigation Summary and Update

Various legal proceedings, including litigation claiming that cancer and other diseases, as well as addiction, have resulted from the use of, or exposure to, RAI’s operating subsidiaries’ products, are pending or may be instituted against RJR Tobacco, Conwood or their affiliates, including RAI, or indemnitees, including B&W. RJR Tobacco agreed, in connection with the B&W business combination, to indemnify B&W against certain tobacco-related litigation liabilities.

During the first quarter of 2007, 17 cigarette-related cases were served on RJR Tobacco or its affiliates or indemnitees. On April 13, 2007, 1,246 tobacco-related cases were pending against these entities: 1,238 in the United States (including 927 individual smoker cases pending in a West Virginia state court as a consolidated action); four in Puerto Rico; three in Canada and one in Israel. Of the 1,238 total U.S. cases, 31 cases are pending against B&W that are not also pending against RJR Tobacco. The U.S. case number does not include the 2,623 Broin II cases pending as of April 13, 2007, which involve individual flight attendants alleging injuries as a result of exposure to environmental tobacco smoke, referred to as ETS or secondhand smoke, in aircraft cabins. On March 31, 2007, there were 1,238 cigarette-related cases pending in the United States against RJR Tobacco or its affiliates or indemnitees, as compared with 1,281 such pending cases on March 31, 2006, in each case excluding the Broin II cases. For a more complete description of the litigation involving RAI and its operating subsidiaries, including the cases discussed below, and of the Master Settlement Agreement and other state settlement agreements, see note 8 to the condensed consolidated financial statements (unaudited) contained in RAI’s quarterly report on Form 10-Q for the quarter ended March 31, 2007, referred to as RAI’s March 31, 2007, Form 10-Q, incorporated by reference herein.

In November 1998, the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, entered into the Master Settlement Agreement, referred to as the MSA, with 46 U.S. states and certain U.S. territories and possessions. The MSA and separate settlement agreements with each of the four states not party to the MSA settled all health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions, released the major U.S. cigarette manufacturers from various additional present and potential future claims, imposed a stream of future payment obligations on RJR Tobacco, B&W and other major U.S. cigarette manufacturers and placed significant restrictions on their ability to market and sell cigarettes. The aggregate cash payments made by RJR Tobacco under the MSA and the other state settlement agreements were $2.0 billion, $2.7 billion and $2.6 billion in 2004, 2005 and 2006, respectively. These amounts do not include payments made in connection with B&W’s U.S. brands prior to July 30, 2004. RJR Tobacco estimates its payments, including payments made in connection with B&W’s U.S. brands acquired in the B&W business combination, will be approximately $2.6 billion in 2007 and approximately $2.8 billion thereafter, subject to certain adjustments.

The MSA includes an adjustment, referred to as an NPM adjustment, that is intended to reduce the annual payment obligations of RJR Tobacco and other manufacturers who participate in the MSA to the extent the market share of non-participating manufacturers, referred to as NPMs, increases. As of February 2, 2007, RJR Tobacco was in litigation with more than 37 of the settling states as to whether RJR Tobacco is entitled to an NPM adjustment for 2003. During 2006, proceedings were initiated and prosecuted with respect to an NPM adjustment for 2004. The independent auditor’s settlement payment calculations pertaining to the 2004 market year determined that the participating manufacturers again suffered a market share loss sufficient to trigger an NPM adjustment for that year.

In July 2000, a jury in the Florida state court case Engle v. R. J. Reynolds Tobacco Co., referred to as Engle, rendered a punitive damages verdict in favor of the “Florida class” of approximately $145 billion against all defendants. On July 6, 2006, the Florida Supreme Court, among other things, affirmed an appellate court’s dismissal of the punitive damages award, decertified the class going forward, preserved several class-wide findings from the trial, including that nicotine is addictive and cigarettes are defectively designed, and authorized class members to avail themselves of these findings in individual lawsuits under certain conditions, provided they commence those lawsuits within one year of the date the court’s decision becomes final. The court specified that the class is confined to those Florida residents who developed smoking-related illnesses that “manifested” themselves on or before November 21, 1996. On December 21, 2006, the Florida

Supreme Court, in response to motions from both sides, issued a revised opinion in which it set aside the jury’s finding of a conspiracy to misrepresent. The court also clarified that future plaintiffs could rely on the Engle jury’s findings on express warranty. The Supreme Court mandate was issued on January 11, 2007, thus beginning the one-year period in which former class members may file individual lawsuits. On May 21, 2007, the defendants, including RJR Tobacco, asked the U.S. Supreme Court to review the Engle case. The U.S. Supreme Court ordered the plaintiffs to file a response to the petition by July 4, 2007.

On September 22, 1999, the U.S. Department of Justice brought an action against RJR Tobacco, B&W and other tobacco companies in the U.S. District Court for the District of Columbia. Among other forms of relief, the government sought, pursuant to the civil provisions of the federal Racketeer Influenced and Corrupt Organization Act, referred to as RICO, disgorgement of profits the government contends were earned as a consequence of a RICO racketeering “enterprise.” In February 2005, the U.S. Court of Appeals for the District of Columbia ruled that disgorgement is not an available remedy in this case. The bench (non-jury) trial began in September 2004, and closing arguments concluded June 10, 2005.

On August 17, 2006, the court found certain defendants liable for the RICO claims, but did not impose any direct financial penalties. The court instead enjoined the defendants from committing future racketeering acts, participating in certain trade organizations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as “low tar,” “light,” “ultra light,” “mild” and “natural.” The court also ordered defendants to issue “corrective communications” on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining web sites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the court placed restrictions on the ability of the defendants to dispose of certain assets for use in the United States unless the transferee agrees to abide by the terms of the court’s order. The order also requires the defendants to reimburse the U.S. Department of Justice its taxable costs incurred in connection with this case. Certain defendants, including RJR Tobacco, and the government filed notices of appeal to the U.S. Court of Appeals for the District of Columbia. In addition, the defendants, including RJR Tobacco, filed joint motions asking the district court to clarify and to stay its order pending defendants’ appeal. On September 28, 2006, the district court denied the defendants’ motion to stay. On September 29, 2006, the defendants, including RJR Tobacco, filed a motion asking the court of appeals to stay the district court’s order pending defendants’ appeal. The court granted the motion on October 31, 2006.

On November 28, 2006, the court of appeals stayed the appeals pending the trial court’s ruling on the defendants’ motion for clarification. The defendants’ motion for clarification was granted in part and denied in part on March 16, 2007. The defendants’ motion as to the meaning and applicability of the general injunctive relief of the August 17, 2006 order was denied. The request for clarification as to the scope of the provisions in the order prohibiting the use of descriptors and requiring corrective statements at retail point of sale was granted. The court also ruled that the provisions prohibiting the use of express or implied health messages or descriptors do apply to the actions of the defendants taken outside of the United States. The defendants filed amended notices of appeal on March 29, 2007, and March 30, 2007. In May 2007, the court of appeals issued a briefing schedule that extends into the second quarter of 2008.

Schwab [McLaughlin] v. Philip Morris USA, Inc., a nation-wide “lights” class-action, was filed on May 11, 2004, in the U.S. District Court for the Eastern District of New York, against RJR Tobacco and B&W, as well as other tobacco manufacturers. On September 25, 2006, the court, among other things, granted class certification and set a trial date of January 22, 2007. On November 16, 2006, the Second Circuit granted the defendants’ motions to stay the district court proceedings and for review of the class certification ruling. Briefing is complete. Oral argument is scheduled for July 10, 2007.

As of April 13, 2007, Conwood was a defendant in eight cases in West Virginia and one in Florida in which plaintiffs are alleging, among other claims, that they sustained personal injuries as a result of using Conwood’s smokeless tobacco products. The West Virginia cases are pending before the same West Virginia court as the 942 consolidated individual smoker cases against RJR Tobacco, B&W, as RJR Tobacco’s indemnitee, or both. On December 3, 2001, the court severed the smokeless tobacco cases, and little activity is expected in this litigation pending the conclusion of the proceedings on the individual smoker cases.

Material Indebtedness; Credit Facilities

As of the date hereof, RAI has senior secured credit facilities consisting of:

•	a $1.55 billion senior secured term loan facility maturing on May 31, 2012, the current principal balance of which is $1.54 billion, referred to as the term loan (RAI has previously repaid approximately $12 million of the principal balance of the term loan); and

•	a $550 million senior secured revolving credit facility (which may be increased to $800 million at the discretion of the lenders and at the request of RAI) maturing on May 31, 2011, under which $24 million in letters of credit, and no borrowings, are currently outstanding, referred to as the current revolving credit facility, and together with the term loan, the current credit facilities.

RAI used the term loan, together with the net proceeds from the sale of certain of RAI’s currently outstanding notes and available cash, to pay the $3.5 billion purchase price for Conwood and related fees and expenses on May 31, 2006.

RAI intends to use the net proceeds from the sale of the notes, together with available cash of RAI, to prepay in full the principal balance of the term loan and repay accrued and unpaid interest on such balance. Once amounts borrowed under the term loan have been prepaid or repaid, such amounts may not be reborrowed.

RAI is currently syndicating a $550 million senior secured revolving credit facility that, if entered into by RAI and the other parties thereto, will amend and restate the current revolving credit facility. This revolving credit facility that RAI is syndicating, if entered into, is referred to as the amended revolving credit facility. RAI anticipates that the terms of the amended revolving credit facility will be similar to those of its current revolving credit facility, except that certain covenants contained in the amended revolving credit facility are expected to be less restrictive than those contained in the current revolving credit facility, the cost to RAI of borrowings under the amended revolving credit facility is expected to be less than that under the current revolving credit facility and the maturity of the amended revolving credit facility is expected to be approximately one year later than the current revolving credit facility. In addition, the current revolving credit facility prohibits RAI’s repurchase of the notes upon any change of control of RAI, and, further, prohibits certain changes of control of RAI. Under the terms of the notes, RAI is required to offer to repurchase the notes under certain circumstances involving certain changes of control of RAI, as described elsewhere herein. RAI anticipates that while its repurchase of the notes, in accordance with the terms thereof, will be permitted under the amended revolving credit facility, this facility will prohibit those changes of control prohibited by the current revolving credit facility, as well as changes of control that could require RAI to repurchase the notes. There is no assurance that the amended revolving credit facility will close, or, if it does close, that it will have the provisions presently anticipated by RAI. If the amended revolving credit facility is not entered into, then the current revolving credit facility will remain in effect. RAI anticipates that any closing of the amended revolving credit facility would occur either in June 2007, or during the third quarter of 2007.

Currently, RAI has outstanding senior secured notes, referred to as the existing notes, in the aggregate principal amount of approximately $2.731 billion, and RJR has outstanding unsecured notes in the aggregate principal amount of approximately $157 million (an aggregate of $29 million of which matures in July 2007), referred to as the RJR notes.

The notes are being issued, and the existing notes were issued, pursuant to RAI’s indenture dated May 31, 2006, referred to as the 2006 indenture. The 2006 indenture does not restrict the ability of RAI or its subsidiaries to incur additional indebtedness. It does, however, restrict the ability of RJR to incur certain additional indebtedness at any time that it does not guarantee the obligations of RAI under debt securities issued under the 2006 indenture, including the existing notes and the notes offered hereby. RAI’s current revolving credit facility does contain certain restrictions on the incurrence of additional indebtedness by RAI and its subsidiaries, and it is anticipated that the amended revolving credit facility will contain similar restrictions.

Organizational Structure

The following is a summary organizational chart of RAI and its subsidiaries. Certain of RAI’s direct and indirect domestic subsidiaries, including all of its material domestic subsidiaries, guarantee the existing notes, and will guarantee the notes offered hereby, all as shown in the chart below. Certain of these subsidiaries also guarantee the RJR notes as shown in the chart below. Each guarantor is wholly owned by its parent. The guarantors of the existing notes and the notes offered hereby also guarantee RAI’s obligations under the current revolving credit facility, and it is anticipated these entities will guarantee RAI’s obligations under the amended revolving credit facility.

SUMMARY HISTORICAL CONSOLIDATED AND PRO FORMA FINANCIAL DATA

The summary historical consolidated financial data of RAI set forth below are derived from RAI’s consolidated financial statements and accompanying notes incorporated by reference herein. The consolidated financial statements of RAI include the results of RJR through July 30, 2004, and of RAI and the acquired operations of B&W and Lane, subsequent to July 30, 2004. You should read this summary historical financial data in conjunction with the consolidated financial statements and notes thereto and other financial information incorporated by reference herein.

The pro forma statement of operations data for 2006 gives effect to RAI’s acquisition of Conwood and the related financing transactions as if they occurred on January 1, 2006. They were actually completed on May 31, 2006. You should read this 2006 pro forma data in conjunction with the unaudited pro forma condensed combined statement of income for the year ended December 31, 2006, appearing in RAI’s current report on Form 8-K filed on June 18, 2007, incorporated by reference herein. This information is provided for illustrative purposes only and is not necessarily indicative of what RAI’s results of operations or financial position would have been RAI’s acquisition of Conwood and the related financing transactions had actually occurred on January 1, 2006. In addition, this information is based on estimates and assumptions described in the notes accompanying the incorporated pro forma income statement, which estimates have been made solely for the purpose of developing such pro forma information. All dollar amounts are in millions.

	Year Ended December 31,						Three Months Ended March 31,
						2006
	2002	2003	2004	2005	2006	Pro Forma	2006	2007
						(Unaudited)	(Unaudited)

Results of Operations:
Net sales(1)	$6,211	$5,267	$6,437	$8,256	$8,510	$8,707	$1,960	$2,148
Cost of products sold(1)(2)	3,732	3,218	3,872	4,919	4,803	4,841	1,165	1,175
Selling, general and administrative expenses	1,463	1,327	1,455	1,611	1,658	1,703	342	393
Amortization expense	—	—	24	41	28	28	7	6
Fixture impairment	—	106	—	—	—	—	—	—
Restructuring and asset impairment charges	224	368	5	2	1	1	—	—
Loss on sale of assets	—	—	—	24	—	—	—	—
Goodwill and trademark impairment charges	13	4,089	199	200	90	90	—	—
Operating income (loss)	779	(3,841)	882	1,459	1,930	2,044	446	574
Interest and debt expense	147	111	85	113	270	371	35	89
Interest income	(62)	(29)	(30)	(85)	(136)	(131)	(36)	(38)
Provision for (benefit from) income taxes	265	(229)	202	431	673	677	167	196
Income (loss) from continuing operations	418	(3,689)	627	985	1,136	1,140	280	328
Net income (loss)	(44)	(3,446)	688	1,042	1,210	1,214	345	328

	As of December 31,					As of March 31,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)

Balance Sheet Data:
Cash and cash equivalents and short-term investments	$2,179	$1,630	$1,972	$2,706	$2,726	$2,181	$1,879
Total current assets	3,992	3,331	4,624	5,065	4,935	4,519	4,268
Property, plant and equipment, net	940	894	1,129	1,053	1,062	1,050	1,062
Trademarks, net	2,085	1,759	2,403	2,188	3,479	2,185	3,477
Goodwill	7,090	3,292	5,685	5,672	8,175	5,672	8,175
Total assets	14,651	9,677	14,428	14,519	18,178	13,927	17,715
Tobacco settlement and related accruals	1,543	1,629	2,381	2,254	2,237	1,909	1,763
Current maturities(3)	741	56	50	190	344	190	344
Total current liabilities	3,427	2,865	4,055	4,149	4,092	3,674	3,590
Long-term debt, less current maturities	1,755	1,671	1,595	1,558	4,389	1,545	4,388
Total liabilities	7,935	6,620	8,252	7,966	11,135	7,209	10,612
Shareholders’ equity	6,716	3,057	6,176	6,553	7,043	6,718	7,103

						Three Months
	Year Ended December 31,					Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)

Cash Flow Data:
Net cash from (used in) operating activities	$489	$581	$736	$1,273	1,457	$(310)	$(540)
Net cash from (used in) investing activities	(901)	641	260	(989)	(3,531)	862	460
Net cash from (used in) financing activities	(105)	(1,122)	(467)	(450)	2,174	(180)	(285)

(1)	Net sales and cost of products sold exclude excise taxes of $500 million and $494 million for the three months ended March 31, 2006 and 2007, respectively, and $1.751 billion, $1.572 billion, $1.850 billion, $2.175 billion and $2.124 billion for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

(2)	Cost of products sold includes settlement expense of $622 million and $674 million for the three months ended March 31, 2006 and 2007, respectively. Cost of products sold includes federal tobacco buyout expense of $57 million and $70 million for the three months ended March 31, 2006 and 2007, respectively. Cost of products sold includes settlement expense of $2.514 billion, $1.934 billion, $2.183 billion, $2.600 billion and $2.611 billion for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively. Cost of products sold includes federal tobacco buyout expense of $70 million, $345 million and $256 million during 2004, 2005 and 2006, respectively. See note 8 to the condensed consolidated financial statements (unaudited) included in RAI’s March 31, 2007, Form 10-Q, under the caption “Tobacco Buyout Legislation.”

(3)	As of December 31, 2006, and March 31, 2007, current maturities include $329 million aggregate principal amount of notes of RAI and RJR maturing in June and July 2007.

THE OFFERING

Issuer	Reynolds American Inc.

Notes Offered	The offering will consist of:

• $ million initial principal amount of Floating Rate Senior Secured Notes due , which mature on , ;

• $ million initial principal amount of % Senior Secured Notes due , which mature on , ; and

• $ million initial principal amount of % Senior Secured Notes due , which mature on , .

The notes are being issued pursuant to the 2006 indenture.

Interest Payment Dates	and notes: and of each year, commencing , .

Floating rate notes: , , and of each year, commencing , .

Interest	The floating rate notes will bear interest at a variable rate equal to the three-month LIBOR rate plus %. The notes bear interest at the rate of % per annum, and the notes bear interest at the rate of % per annum. See “Description of the Notes — Interest.”

Minimum Denominations	The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. See “Description of the Notes — General.”

Guarantees	Upon issuance, payment of principal and interest on the notes will be jointly, severally, unconditionally and irrevocably guaranteed by certain direct and indirect domestic subsidiaries of RAI, including RAI’s material domestic subsidiaries. These same entities guarantee the existing notes in the current aggregate principal amount of $2.731 billion. RAI’s subsidiaries that will guarantee the notes upon issuance are Conwood Company, Conwood Holdings, Conwood Sales, FHS, GMB, Lane, RJR Acquisition, RJR Packaging, GPI, RJR Tobacco Co., RJR Tobacco, RJR, Rosswil, Santa Fe and Scott Tobacco. Each subsidiary of RAI that, in the future, guarantees RAI’s obligations under its current credit facilities, or any replacement or refinancing thereof, including the amended revolving credit facility, will guarantee RAI’s obligations under the debt securities issued under the 2006 indenture, including the notes offered hereby and the existing notes. Any guarantor that is released from its guarantee under RAI’s current credit facilities, or any replacement or refinancing thereof, including the amended revolving credit facility, also will be released automatically from its guarantee of the debt securities issued under the 2006 indenture, including the notes offered hereby and the existing notes. See “Description of the Notes — The Guarantees.”

Security	Upon issuance, the notes and the related guarantees will be secured by any Principal Property (as defined in the 2006 indenture) of RAI and certain of the guarantors, as and to the extent described herein, and the stock, indebtedness or other obligations of RJR Tobacco. These assets also secure the existing notes in the current aggregate principal amount of $2.731 billion. In addition, these assets constitute or will constitute a portion of the security for the obligations of RAI and the guarantors under RAI’s current revolving credit facility and, it is anticipated, the amended revolving credit facility (each of which is or will be secured by substantially all the assets of these entities). If these assets are no longer pledged as security for the obligations of RAI and the guarantors under RAI’s current revolving credit facility (or any other indebtedness), for any reason, generally, they will be released automatically as security for the notes issued under the 2006 indenture and the related guarantees. Under the terms of RAI’s current revolving credit facility, generally, the security therefor will be released automatically at such time, if any, that RAI obtains investment grade corporate ratings (with not worse than stable outlooks) from each of Moody’s Investors Service, Inc., referred to as Moody’s, and Standard & Poor’s, a division of The McGraw Hill Companies, Inc., referred to as S&P. In addition, whether or not there is any change in the rating of RAI or any debt of RAI, the lenders under the current revolving credit facility have the right, at any time, in their sole discretion, to instruct the collateral agent thereunder to release all or any portion of the security for such facility and the notes offered hereby without obtaining any consent or approval from any holders of the notes. It is anticipated that the amended revolving credit facility will contain similar provisions related to the release of such security. See “Description of the Notes — Security for the Notes and the Guarantees.”

Ranking	The notes will be the direct, senior secured obligations of RAI and will:

• rank equally in right of payment with RAI’s existing and future senior obligations and, while secured, equally in right of security and priority with RAI’s existing and future senior obligations that are secured by the same assets. As of March 31, 2007, on a pro forma basis, after giving effect to the sale of the notes and the application of the net proceeds therefrom as set forth herein, and the repayment of $254 million aggregate principal amount of existing notes that matured on June 1, 2007, and not including RAI’s guarantee of the RJR notes, RAI had senior obligations of $5.427 billion (including current liabilities and intercompany obligations). Of these obligations, $24 million (consisting of letters of credit issued under the current revolving credit facility) were secured by a first priority security interest in substantially all the assets of RAI; the existing notes in the aggregate principal amount of $2.731 billion were, and the notes offered hereby will be, secured by a first priority security interest in only a portion of these same assets; and $1.122 billion were unsecured. In addition, as of March 31, 2007, after giving effect to the repayment of $46 million aggregate principal amount of RJR notes that matured on June 1, 2007, RAI had obligations of $68 million related to its guarantee of RJR’s obligations under the RJR notes;

• rank senior to any existing and future obligations from time to time of RAI that are, by their terms, expressly subordinated in right of payment to the notes. As of March 31, 2007, RAI had no such expressly subordinated obligations;

• be structurally subordinated to the obligations of any non-guarantor subsidiaries of RAI. As of March 31, 2007, RAI’s non-guarantor subsidiaries had obligations of $113 million; and

• be effectively subordinated to RAI’s obligations under its current revolving credit facility (and, it is anticipated, the amended revolving credit facility), and any future obligations of RAI to the extent of the value of those assets securing such facility and future obligations and not securing the notes. As of March 31, 2007, on a pro forma basis, after giving effect to the sale of the notes and the application of the net proceeds therefrom as set forth herein, RAI had $24 million of indebtedness (consisting of letters of credit issued under the current revolving credit facility) secured by substantially all the assets of RAI. Only a portion of these same assets secures the existing notes in the aggregate principal amount of $2.731 billion, and will secure the notes offered hereby. In addition, as of March 31, 2007, RAI had $526 million of availability under its current revolving credit facility, all of which, if borrowed, would be secured by substantially all the assets of RAI.

Upon issuance, RAI’s obligations under the notes will be guaranteed by certain of its direct and indirect domestic subsidiaries, including its material domestic subsidiaries. The guarantees related to the notes will be the senior secured obligations of the guarantors and will:

• rank equally in right of payment with the existing and future senior obligations of the guarantors and, while secured, equally in right of security and priority with the guarantors’ other existing and future senior obligations that are secured by the same assets. As of March 31, 2007, on a pro forma basis, after giving effect to the sale of the notes and the application of the net proceeds therefrom as set forth herein, the repayment of $254 million aggregate principal amount of existing notes that matured on June 1, 2007, and the repayment of $46 million aggregate principal amount of RJR notes that matured on June 1, 2007, the guarantors had senior obligations of $12.504 billion (including the RJR notes, tobacco settlement and related accruals and current liabilities and intercompany obligations). Of these obligations, $24 million (consisting of letters of credit issued under the current revolving credit facility) were secured by a first priority security interest in substantially all the assets of the guarantors; the existing notes of RAI, in the aggregate principal amount of $4.281 billion, and related guarantees were, and the notes offered hereby and related guarantees will be, secured by a first priority security interest in only a portion of these same assets of the guarantors; and $8.199 billion were unsecured;

• rank senior to any existing and future subordinated obligations from time to time of the guarantors that are, by their terms, expressly subordinated in right of payment to the notes. As of March 31, 2007, the guarantors did not have any such expressly subordinated obligations;

• be structurally subordinated to all of the obligations of any non-guarantor subsidiaries of the guarantors. As of March 31, 2007, the guarantors’ non-guarantor subsidiaries had obligations of $113 million; and

• be effectively subordinated to their guarantees of RAI’s current and future obligations under its current revolving credit facility (and, it is anticipated, the amended revolving credit facility), and any future additional obligations of RAI to the extent of the value of those assets securing the guarantees of such facility and future obligations and not securing the guarantees of the notes. As of March 31, 2007, on a pro forma basis, after giving effect to the sale of the notes and the application of the net proceeds therefrom as set forth herein, and the repayment of $254 million aggregate principal amount of existing notes of RAI that matured on June 1, 2007, the guarantors had $24 million of indebtedness (consisting of their guarantees of letters of credit issued under RAI’s current revolving credit facility) secured by substantially all their assets. The existing notes of RAI, in the aggregate principal amount of $2.731 billion, and related guarantees are, and the notes offered hereby and related guarantees will be, secured by only a portion of these assets. In addition, as of March 31, 2007, RAI had $526 million of availability under its current revolving credit facility, all of which, if borrowed, would be secured by substantially all the assets of the guarantors.

• See “Description of the Notes — Ranking.”

Redemption	At our option and subject to certain restrictions under the current revolving credit facility, we may redeem, in whole or in part:

• the notes and notes at any time after issuance at a redemption price equal to the greater of:

• 100% of the principal amount redeemed, and

• the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the date of redemption, plus, in each case, accrued and unpaid interest to the redemption date and a “make-whole” premium; and

• the floating rate notes at any time after , on any quarterly interest payment date, at 100% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date.

We anticipate that the amended revolving credit facility will contain certain restrictions on RAI’s redemption of the notes similar to those contained in the current revolving credit facility.

See “Description of the Notes — Optional Redemption.”

Change of Control	Upon a change of control of RAI that is accompanied or followed by the downgrading of any series of the notes within a specified period by each of Moody’s and S&P to a non-investment grade rating, RAI is required to offer to purchase such series of notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. The current revolving credit facility prohibits RAI from purchasing the notes upon any change of control of RAI. RAI anticipates the amended revolving credit facility will not contain this prohibition, although it will prohibit certain changes of control of RAI, as does the current revolving credit facility, and additionally will prohibit any change of control that results in RAI’s obligation to offer to repurchase the notes. See “Description of the Notes — Change of Control Repurchase Event.”

Covenants	We will issue the notes under the 2006 indenture, which contains covenants that will, with certain exceptions, restrict the ability of RAI and certain of its subsidiaries to:

• mortgage or pledge certain of their assets to secure indebtedness;

• engage in sale/leaseback transactions; or

• consolidate, merge or transfer all or substantially all of their property and assets.

See “Description of the Debt Securities — Covenants” in the accompanying prospectus.

Use of Proceeds	We estimate that we will receive net proceeds from the sale of the notes of approximately $ billion. We intend to use these net proceeds, together with available cash of RAI, to prepay in full the principal balance of the term loan, and to repay accrued and unpaid interest on such balance. The current principal balance of the term loan is $1.54 billion. See “Use of Proceeds.”

Governing Law	The 2006 indenture and the notes shall be governed by and construed in accordance with the laws of the State of New York.

RISK FACTORS

In addition to the other information included in “Forward-Looking Statements” in the prospectus or incorporated by reference in this prospectus supplement, you are urged to consider carefully the matters described below in determining whether to invest in the notes.

Risks Related to the Business

RAI’s operating subsidiaries could be subject to substantial liabilities from cases related to cigarette products as well as to smokeless tobacco products.

RJR Tobacco, Conwood and their affiliates, including RAI, and indemnitees, have been named in a number of tobacco-related legal actions, proceedings or claims seeking compensatory and, where available, punitive damages in amounts ranging sometimes into the hundreds of millions or even billions of dollars. As of April 13, 2007, 1,246 cigarette-related cases were pending against RJR Tobacco or its affiliates, including RAI, and its indemnitees, including B&W: 1,238 in the United States; four in Puerto Rico; three in Canada and one in Israel. Of the 1,238 total U.S. cases, 31 cases are pending against B&W that are not also pending against RJR Tobacco, and 927 have been consolidated for trial on some common related issues in West Virginia. As of April 13, 2007, Conwood was a defendant in eight cases in West Virginia and one in Florida in which plaintiffs are alleging, among other claims, that they sustained personal injuries as a result of using Conwood’s smokeless tobacco products.

In addition, as of April 13, 2007, 2,623 cases filed by individual flight attendants alleging injuries as a result of exposure to ETS in aircraft cabins were pending in Florida against RJR Tobacco or its affiliates or indemnitees. Punitive damages are not recoverable in these cases, and the majority of the secondhand smoke cases do not allege injuries of the same magnitude as alleged in other tobacco-related litigation.

It is likely that similar legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of cigarettes will continue to be filed against RJR Tobacco or its affiliates and indemnitees and other tobacco companies for the foreseeable future. During the first quarter of each of 2006 and 2007, process in 17 cigarette-related cases was served against RJR Tobacco or its affiliates or indemnitees. Victories by plaintiffs in highly publicized cases against RJR Tobacco and other tobacco companies regarding the health effects of smoking may stimulate further claims. A material increase in the number of pending claims could significantly increase defense costs and have a material adverse effect on the results of operations, cash flows and financial condition of RJR Tobacco and, consequently, of RAI. An unfavorable resolution of certain of these actions could have a material adverse effect on the results of operations, cash flows and financial condition of RJR Tobacco and, consequently, of RAI. Adverse outcomes in these cases, individually or in the aggregate, also could have a significant adverse effect on the ability of RJR Tobacco and RAI to continue to operate.

If plaintiffs in any of the actions to which Conwood is subject were to prevail, the effect of any judgment or settlement could have a material adverse effect on RAI’s consolidated financial results in the particular reporting period in which any such litigation is resolved. In addition, similar litigation and claims relating to Conwood’s smokeless tobacco products may continue to be filed in the future and, depending on the size of any resulting judgment or settlement, such judgment or settlement could have a material adverse effect on RAI’s consolidated financial position. An increase in the number of pending claims, in addition to the risks posed as to outcome, would increase Conwood’s costs of litigating and administering claims.

In accordance with generally accepted accounting principles in the United States of America, referred to as GAAP, RAI, RJR Tobacco and Conwood, as applicable, record any loss related to tobacco litigation at such time as an unfavorable outcome becomes probable and the amount can be reasonably estimated.

RAI’s management continues to conclude that the loss of any particular pending smoking and health tobacco litigation claim against RJR Tobacco or its affiliates or indemnitees, including B&W, or the loss of any particular claim concerning the use of smokeless tobacco against Conwood, when viewed on an individual basis, is not probable or estimable. No liability for pending smoking and health tobacco or smokeless tobacco litigation was recorded in RAI’s consolidated balance sheet as of March 31, 2007. Notwithstanding the foregoing, RAI could be subject to significant tobacco-related liabilities in the future. In addition, RJR has liabilities totaling $94 million that were recorded in 1999 in connection with certain indemnification claims unrelated to smoking and health asserted by Japan Tobacco Inc., referred to as JTI, against RJR and RJR Tobacco, relating to the activities of Northern Brands International, Inc., an inactive, indirect subsidiary of RAI involved in the international tobacco business that was sold to JTI in 1999, and related litigation.

For a more complete description of the litigation involving RAI and its operating subsidiaries, including RJR Tobacco and Conwood, see note 8 to the condensed consolidated financial statements (unaudited) included in RAI’s March 31, 2007, Form 10-Q.

Individual cigarette-related cases may increase as a result of the Florida Supreme Court’s ruling in Engle v. R. J. Reynolds Tobacco Co.

In July 2000, a jury in the Engle Florida state court case rendered a punitive damages verdict in favor of the “Florida class” of approximately $145 billion, with approximately $36.3 billion and $17.6 billion being assigned to RJR Tobacco and B&W, respectively. RJR Tobacco, B&W and the other defendants appealed this verdict. On May 21, 2003, Florida’s Third District Court of Appeal reversed the trial court’s final judgment and remanded the case to the Miami-Dade County Circuit Court with instructions to decertify the class. On October 23, 2003, the plaintiffs asked the Florida Supreme Court to review the case.

The Florida Supreme Court issued its decision on July 6, 2006. The court affirmed the appellate court’s dismissal of the punitive damages awards against RJR Tobacco and B&W and decertified the class on a going-forward basis. The court preserved a number of classwide findings from the Engle trial, including that cigarettes can cause certain diseases, that nicotine is addictive and that defendants placed defective and unreasonably dangerous cigarettes on the market, and authorized class members to avail themselves of those findings in individual lawsuits, provided they commence those lawsuits within one year of the date the court’s decision becomes final. The court specified that the class is confined to those Florida residents who developed smoking-related illnesses that “manifested” themselves on or before November 21, 1996.

The plaintiffs and defendants, including RJR Tobacco, filed separate rehearing motions. In response, on December 21, 2006, the Florida Supreme Court issued a revised opinion, in which it set aside the jury’s findings of a conspiracy to misrepresent and clarified that the future plaintiffs could rely on the Engle jury’s findings on express warranty. The court issued its mandate on January 11, 2007, which began the one-year period for individual former class members to file lawsuits. On May 21, 2007, the defendants, including RJR Tobacco, asked the U.S. Supreme Court to review the Engle case. The U.S. Supreme Court ordered the plaintiffs to file a response to the petition by July 4, 2007. RAI anticipates that individual case filings in Florida will increase as a result of the Engle case. In addition to possible adverse effects of the outcomes in these cases, individually or in the aggregate, an increase in the number of these cases will result in increased legal expenses and other litigation and related costs which could have an adverse effect on the results of operations and cash flows of RJR Tobacco and, consequently, of RAI.

RJR Tobacco could be subject to additional, substantial marketing restrictions, and related compliance costs, as a result of the order issued in a case brought by the U.S. Department of Justice.

On September 22, 1999, the U.S. Department of Justice brought an action against RJR Tobacco, B&W and other tobacco companies in the U.S. District Court for the District of Columbia. Among other things, the government sought, pursuant to the civil provisions of the Federal Racketeering Influenced and Corrupt Organizations Act, known as RICO, disgorgement of profits the government contends were earned as a consequence of a RICO racketeering “enterprise.” In September 2000, the court dismissed the government’s claims asserted under the Medical Care Recovery Act as well as those under the Medicare Secondary Payer provisions of the Social Security Act, but did not dismiss the RICO claims. In February 2005, the U.S. Court of Appeals for the District of Columbia ruled that disgorgement is not an available remedy in this case. The government’s petition for rehearing was denied in April 2005, and its petition for writ of certiorari with the U.S. Supreme Court was denied in October 2005. The bench (non-jury) trial began in September 2004, and closing arguments concluded June 10, 2005.

On August 17, 2006, the court found certain defendants liable for the RICO claims, but did not impose any direct financial penalties. The court instead enjoined the defendants from committing future racketeering acts, participating in certain trade organizations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as “low tar,” “light,” “ultra light,” “mild” and “natural.” The court also ordered defendants to issue “corrective communications” on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining web sites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the court placed restrictions on the ability of the defendants to dispose of certain assets for use in the United States unless the transferee agrees to abide by the terms of the court’s order. The order also requires the defendants to reimburse the U.S. Department of Justice its taxable costs incurred in connection with this case.

Certain defendants, including RJR Tobacco, and the government filed notices of appeal to the U.S. Court of Appeals for the District of Columbia. In addition, the defendants, including RJR Tobacco, filed joint motions asking the district court to clarify and to stay its order pending defendants’ appeal. On September 28, 2006, the district court denied the defendants’ motion to stay. On September 29, 2006, the defendants, including RJR Tobacco, filed a motion asking the court of appeals to stay the district court’s order pending defendants’ appeal. The court granted the motion on October 31, 2006.

On November 28, 2006, the court of appeals stayed the appeals pending the trial court’s ruling on the defendants’ motion for clarification. The defendants’ motion for clarification was granted in part and denied in part on March 16, 2007. The defendants’ motion as to the meaning and applicability of the general injunctive relief of the August 17, 2006, order was denied. The request for clarification as to the scope of the provisions in the order prohibiting the use of descriptors and requiring corrective statements at retail point of sale was granted. The court also ruled that the provisions prohibiting the use of express or implied health messages or descriptors do apply to the actions of the defendants taken outside of the United States. The defendants filed amended notices of appeal on March 29, 2007, and March 30, 2007. In May 2007, the court of appeals issued a briefing schedule that extends into the second quarter of 2008.

The stay of the district court’s order suspends the enforcement of the order pending the outcome of the defendants’ appeal. RJR Tobacco does not know the timing of an appellate decision or, if the order is affirmed, the compliance deadlines that will be imposed. If the order is affirmed without modification, then RJR Tobacco believes that certain provisions of the order (such as the ban on certain brand style descriptors and the corrective advertising requirements) would have adverse business effects on the marketing of RJR Tobacco’s current product portfolio and that such effects could be material. Also, if the order is affirmed, then RJR Tobacco would incur costs in connection with complying with the order (such as the costs of changing its current packaging to conform to the ban on certain brand descriptors and the costs of corrective communications). Given the uncertainty over the timing and substance of an appellate decision, RJR Tobacco currently is not able to estimate reasonably the costs of such compliance. Moreover, if the order ultimately is affirmed and RJR Tobacco fails to comply with the order on a timely basis, then RJR Tobacco could be subject to substantial monetary fines or penalties.

An adverse outcome in this case could have a material adverse effect on the results of operations, cash flows and financial condition of RJR Tobacco and, consequently, of RAI.

RJR Tobacco could be subject to substantial liabilities from lawsuits based on claims that smokers were misled through its marketing of “light,” “ultra light” and “low-tar” cigarettes.

Class-action suits have been filed in a number of states against individual cigarette manufacturers and their parent corporations, alleging that the use of the terms “lights” and “ultra lights” constitutes unfair and deceptive trade practices. As of April 13, 2007, 11 such suits were pending against RJR Tobacco or its affiliates, including RAI, and indemnitees, including B&W, in state or federal courts in Florida, Illinois, Louisiana, Minnesota, Missouri, New York and Washington.

A “lights” class-action case is pending in Madison County, Illinois against RJR Tobacco’s competitor, Philip Morris, Inc. Trial in Price v. Philip Morris, Inc., formerly known as Miles v. Philip Morris, Inc., began in January 2003. In March 2003, the trial judge entered judgment against Philip Morris in the amount of $7.1 billion in compensatory damages and $3 billion in punitive damages to the State of Illinois. Based on Illinois law, the bond required to stay execution of the judgment was set initially at $12 billion. Because of the difficulty of posting a bond of that magnitude, Philip Morris pursued various avenues of relief from the $12 billion bond requirement. In April 2003, the trial judge reduced the amount of the bond. The plaintiffs appealed, and in July 2003, the appeals court ordered the trial judge to reinstate the original bond. In September 2003, the Illinois Supreme Court ordered that the reduced bond be reinstated and agreed to hear Philip Morris’ appeal without need for intermediate appellate court review. On December 15, 2005, the Illinois Supreme Court reversed the lower state court’s decision and sent the case back to the lower court with instructions to dismiss the case. On May 8, 2006, the plaintiffs filed a motion to stay mandate until final disposition of their petition for certiorari to the U.S. Supreme Court. The motion was granted on May 19, 2006. The plaintiffs’ petition for certiorari was denied on November 27, 2006. On December 15, 2006, the Illinois Supreme Court reversed the Circuit Court’s judgment and remanded the case with instructions to dismiss. On December 18, 2006, the defendants filed a motion to dismiss and for entry of final judgment, which was granted by the trial court. Judgment was entered dismissing the case with prejudice the same day. The mandate from the Illinois Fifth District Court of Appeals issued March 14, 2007. On January 17, 2007, the plaintiffs filed a motion to vacate and/or withhold judgment in the circuit court pending the U.S. Supreme Court decision in Watson v. Philip Morris Co. On May 9, 2007, the circuit court found that an immediate appeal may be appropriate, and the plaintiffs asked the Illinois Fifth District Court of Appeals to review the issue.

Although RJR Tobacco is not a defendant in the Price case, it is a defendant in a similar class-action case, Turner v. R. J. Reynolds Tobacco Co., also brought in Madison County, Illinois. The class certified in this case consists of persons who purchased certain brands of “light” cigarettes manufactured and sold by RJR Tobacco during a specified time period. B&W is a defendant in a similar class-action case, Howard v. Brown & Williamson Tobacco Corporation, also brought in Madison County, Illinois. The Turner and Howard cases have been stayed pending a resolution of the Price case.

Schwab [McLaughlin] v. Philip Morris USA, Inc., a nation-wide “lights” class-action, was filed on May 11, 2004, in the U.S. District Court for the Eastern District of New York, against RJR Tobacco and B&W, as well as other tobacco manufacturers. On September 25, 2006, the court, among other things, granted class certification and set a trial date of January 22, 2007. On October 6, 2006, the defendants, including RJR Tobacco, filed a motion requesting the U.S. Court of Appeals for the Second Circuit to review the class certification decision and a motion to stay the case pending that review. On November 16, 2006, the Second Circuit granted the motions. Oral argument is scheduled for July 10, 2007.

In the event RJR Tobacco and its affiliates and indemnitees lose the Turner, Howard or Schwab cases, or one or more of the other pending “lights” class-action suits, RJR Tobacco could face bonding difficulties similar to the difficulties faced by Philip Morris in Price depending upon the amount of damages ordered, if any. This result could have a material adverse effect on the results of operations, cash flows and financial condition of RJR Tobacco and, consequently, of RAI.

RJR Tobacco could be subject to substantial liabilities from tobacco-related antitrust lawsuits.

RJR Tobacco and its indemnitees, including B&W, and certain of their subsidiaries are defendants in four actions alleging violations of federal and state antitrust laws, including allegations that the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, conspired to fix cigarette prices. An adverse outcome in any of these cases could have a material adverse effect on the results of operations, cash flows and financial condition of RJR Tobacco and, consequently, of RAI.

RJR Tobacco has substantial payment obligations under the MSA and other litigation settlement agreements, which materially adversely affect its ability to compete against manufacturers of deep-discount cigarettes that are not subject to these obligations.

In November 1998, the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, entered into the MSA with 46 states and other U.S. territories to settle the asserted and unasserted health-care cost recovery claims and certain other claims of those states and territories. RJR Tobacco, B&W and the other major U.S. tobacco manufacturers previously had settled similar claims brought by four other states.

The aggregate cash payments made by RJR Tobacco under the MSA and other state settlement agreements were $2.0 billion, $2.7 billion and $2.6 billion in 2004, 2005 and 2006, respectively. RJR Tobacco estimates its payments will be approximately $2.6 billion in 2007, and will be approximately $2.8 billion thereafter, subject to certain adjustments. For a more complete description of the MSA and other state settlement agreements, see note 8 to the condensed consolidated financial statements (unaudited) included in RAI’s March 31, 2007, Form 10-Q.

The MSA and other state settlement agreements have materially adversely affected RJR Tobacco’s shipment volumes. The payments under these agreements also make it difficult for RJR Tobacco to compete with certain manufacturers of deep-discount cigarettes. RAI believes deep-discount brands made by small manufacturers have proliferated and have a combined market share of approximately 13% of U.S. industry unit sales. The manufacturers of deep-discount brands are either subsequent participating manufacturers or NPMs to the MSA. As such, they have lower payment obligations than do the original participating manufacturers, allowing them to price their products lower than the original participating manufacturers. This pricing has resulted in higher levels of discounting and promotional support by RJR Tobacco as part of its efforts to defend its existing brands, attract adult smokers of competitive brands and launch new brands. RAI believes that these settlement obligations may materially adversely affect the results of operations, cash flows and financial condition of RJR Tobacco and, consequently, of RAI. The degree of the adverse impact will depend, among other things, on the rate of decline in U.S. cigarette sales in the premium and value categories, RJR Tobacco’s share of the domestic premium and value cigarette categories, and the effect of any cost advantage of manufacturers not subject to the MSA and other state settlement agreements.

The MSA includes an NPM adjustment that potentially reduces RJR Tobacco’s and other participating manufacturers’ annual payment obligations. Based on determinations related to the 2003 NPM adjustment, on April 17, 2006, RJR Tobacco placed approximately $647 million of its 2006 MSA payment into a disputed payments account, in accordance with a procedure established by the MSA. As of March 31, 2007, RJR Tobacco was in litigation with 37 of the settling states as to whether RJR Tobacco is entitled to an NPM adjustment for 2003. If RJR Tobacco is unsuccessful in disputing that it is entitled to deduct its share of the 2003, or any subsequent, NPM adjustment from its MSA payments, RJR Tobacco would be obligated to continue paying the full amounts of its projected MSA payments notwithstanding that its market share, and potentially its revenues, were decreasing as a result of increased competition from NPMs. Even if RJR Tobacco is successful in deducting its share of the NPM adjustment from its 2003, and any subsequent, MSA payments, it could incur substantial litigation costs to establish its entitlement to the deduction, particularly if one or more of the settling states that have filed legal proceedings prevail in their claim that the courts of the individual states are the proper forum for resolving the dispute. During 2006, proceedings were initiated and prosecuted with respect to an NPM adjustment for 2004. The independent auditor’s settlement payment calculations pertaining to the 2004 market year determined that the participating manufacturers again suffered a market share loss sufficient to trigger an NPM adjustment for that year. Accordingly, on April 16, 2007, RJR Tobacco placed approximately $561 million of its 2007 MSA payment into the disputed payments account. For more information on the NPM adjustment proceedings, see note 8 to the condensed consolidated financial statements (unaudited) included in RAI’s March 31, 2007, Form 10-Q.

RAI’s operating subsidiaries have substantial payment obligations under the Fair and Equitable Tobacco Reform Act.

On October 22, 2004, the President signed the Fair and Equitable Tobacco Reform Act of 2004, referred to as FETRA, eliminating the U.S. government’s tobacco production controls and price support program. The buyout of tobacco quota holders provided for in FETRA is funded by a direct quarterly assessment on every tobacco product manufacturer and importer, on a market-share basis measured on volume to which federal excise tax is applied. The aggregate cost of the buyout to the industry is approximately $9.9 billion, including approximately $9.6 billion payable to quota tobacco holders and growers through industry assessments over ten years and approximately $290 million for the liquidation of quota tobacco stock.

The MSA provided for the establishment of a $5.15 billion trust fund to be divided among the states that produce cigarette tobacco to compensate tobacco growers and quota holders for any negative effects that the MSA might have on them — MSA participants’ payment obligations with respect to this fund are referred to as “Phase II” obligations. As a result of the tobacco buyout legislation, the MSA Phase II obligations established in 1999 will be continued as scheduled through the end of 2010, but will be offset against the tobacco quota buyout obligations. RAI’s operating subsidiaries’ annual expense under FETRA, excluding the tobacco stock liquidation assessment, is estimated to be in the range of $230 million to $280 million. Since the inception of FETRA through March 31, 2007, RAI’s operating subsidiaries have incurred $72 million of cumulative net assessments from quota tobacco stock liquidation. RAI’s operating subsidiaries estimate that their overall share of the buyout will approximate $2.4 billion to $2.9 billion prior to the deduction of permitted offsets under the MSA.

FETRA’s substantial buyout payment obligations could negatively affect the profits and cash flows of RJR Tobacco and RAI’s other operating subsidiaries, and could adversely affect sales if price increases are required to offset the obligations.

The assumption of certain of B&W’s historical and future liabilities has exposed RJR Tobacco to significant additional potential liabilities associated with the cigarette and tobacco industry.

In connection with the B&W business combination in 2004, RJR Tobacco agreed to indemnify B&W and its affiliates for B&W’s historic and future liabilities related to the contributed business, including all tobacco-related litigation and all post-closing liabilities under the MSA and other state settlement agreements with respect to B&W’s U.S. cigarette and tobacco business. These liabilities could expose RJR Tobacco to material losses, which would materially adversely affect the results of operations, cash flows and financial condition of RJR Tobacco and, consequently, of RAI. As of April 13, 2007, of the 1,238 U.S. cigarette-related cases pending against RJR Tobacco or its affiliates or indemnitees, 31 cases were pending against B&W that are not also pending against RJR Tobacco.

RJR Tobacco is dependent on the U.S. cigarette business, which it expects to continue to decline.

The international rights to substantially all of RJR Tobacco’s brands were sold in 1999 to JTI. In connection with this sale, RJR Tobacco also agreed that, prior to its use or license outside the United States of any trademarks or other intellectual property relating to its manufacture or sale of tobacco products, RJR Tobacco would first negotiate in good faith with JTI with respect to JTI’s acquisition or licensing of such trademarks or intellectual property. In addition, in connection with the B&W business combination in 2004, RAI entered into a non-competition agreement with British American Tobacco p.l.c. under which RAI’s operating subsidiaries generally are prohibited, subject to certain exceptions, from manufacturing and marketing certain tobacco products outside the United States until July 2009. As a result of the foregoing, RJR Tobacco is dependent on the U.S. cigarette market.

As a result of price increases, restrictions on advertising and promotions, funding by U.S. manufacturers, including RJR Tobacco, of smoking prevention campaigns, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups and other factors, U.S. cigarette consumption generally has been declining, and it is expected to continue to decline, which could adversely affect the results of operations, cash flows and financial condition of RJR

Tobacco and, consequently, of RAI. Because of RJR Tobacco’s dependence on the U.S. cigarette market, its results, cash flows and financial condition may be more negatively affected by the declining consumption of cigarettes in the United States than are competitors with substantial international cigarette businesses. U.S. cigarette shipments as tracked by MSAi, report demand declining since 1987. U.S. cigarette shipments declined 1.8% in 2004, 3.4% in 2005 and 2.4% in 2006. Total U.S. cigarette industry shipments in 2006 were 372.5 billion cigarettes.

RJR Tobacco’s retail market share has declined in recent years and is expected to continue to decline for the medium term; any continuation in the decline beyond the medium term could further adversely affect the results of operations, cash flows and financial condition of RJR Tobacco and, consequently, of RAI.

According to data from IRI, RJR Tobacco’s U.S. cigarette retail market share declined to 29.78% in 2006 from 30.28% in 2005, continuing a trend in effect for several years. This data does not reflect revisions made by IRI to its market share data in April 2006 to better reflect industry dynamics. The use of revised methodology by IRI would not have had a material impact on the foregoing percentages. You should not rely on the foregoing market share data as being a precise measurement of actual market share because IRI bases its reporting on sampling and, in addition, is not able to effectively track the volume of all deep-discount brands, gray market imports and sales through alternative channels. Accordingly, the retail share of market of RJR Tobacco as reported above may overstate its actual market share.

Although RJR Tobacco expects this declining market share trend to continue for the medium term, at the beginning of 2007, RJR Tobacco implemented a revised brand portfolio marketing strategy which RJR Tobacco expects, within the next four years, will result in growth in total RJR Tobacco market share. Lost market share, however, is difficult to regain. If this new marketing strategy is unsuccessful and the decline in RJR Tobacco’s market share continues beyond the medium term, this could adversely affect the results of operations, cash flows and financial condition of RJR Tobacco and, consequently, of RAI.

RAI’s operating subsidiaries are subject to significant limitations on advertising and marketing tobacco products that could harm the value of their existing brands or their ability to launch new brands.

In the United States, television and radio advertisements of cigarettes have been prohibited since 1971, and television and radio advertisements of smokeless tobacco products have been prohibited since 1986. Under the MSA, certain of RAI’s operating subsidiaries, including RJR Tobacco, cannot use billboard advertising, cartoon characters, sponsorship of certain events, non-tobacco merchandise bearing their brand names and various other advertising and marketing techniques. In addition, the MSA prohibits targeting of youth in advertising, promotion or marketing of tobacco products, including the smokeless tobacco products of RJR Tobacco. Conwood is not a participant in the MSA. Although these restrictions were intended to ensure that tobacco advertising was not aimed at young people, some of the restrictions also may limit the ability of RAI’s operating subsidiaries to communicate with adult smokers. For example, RAI’s operating subsidiaries only advertise their cigarettes in magazines in which the vast majority of readers are adults 18 years of age or older. Additional restrictions may be imposed legislatively or agreed to in the future. Recent proposals have included limiting tobacco advertising to black-and-white, text-only advertisements. These limitations may make it difficult to maintain the value of existing brands. Moreover, these limitations could significantly impair the ability of RAI’s operating subsidiaries to launch new premium brands. Also, as discussed in greater detail above, RJR Tobacco will be subject to additional marketing restrictions if the recent decision by the U.S. District Court for the District of Columbia in the case brought by the U.S. Department of Justice is not reversed on appeal.

The U.S. cigarette industry is subject to substantial and increasing regulation and taxation, which has a negative effect on sales volume and profitability. In addition, Conwood’s tobacco products are subject to excise taxes and to many restrictions and regulations similar to the ones to which the tobacco products of RAI’s other operating subsidiaries are subject, which may have a negative effect on sales volume and profitability of Conwood.

A wide variety of federal, state and local laws limit the advertising, sale and use of cigarettes, and these laws have proliferated in recent years. For example, many local laws prohibit smoking in restaurants and other public places. Private businesses also have adopted regulations that prohibit or restrict, or are intended to discourage, smoking. This trend has had, and is likely to continue to have, a material adverse effect on the sales, volumes, operating income and cash flows of RJR Tobacco and, consequently, of RAI.

Cigarettes are subject to substantial excise taxes in the United States. The federal excise tax per pack of 20 cigarettes is $0.39. All states and the District of Columbia currently impose excise taxes at levels ranging from $0.07 per pack in South Carolina to $2.575 per pack in New Jersey. On March 31, 2007, the weighted average state cigarette excise tax per pack, calculated on a 12-month rolling average basis, was approximately $0.886. Certain city and county governments, such as New York and Chicago, also impose substantial excise taxes on cigarettes sold in those jurisdictions. Further increased excise taxes in 2007 are likely to result in declines in overall sales volume and shifts by consumers to less expensive brands. Both of these results could have a material adverse effect on the results of operations, cash flows and financial condition of RJR Tobacco and, consequently, of RAI.

The federal tax on small cigars, defined as those weighing three pounds or less per thousand, is $1.828 per thousand. Large cigars are taxed by the federal government at a rate of 20.719% of the manufacturer’s price, with a cap of $48.75 per thousand.

Cigars are generally taxed by the states on an ad valorem basis, ranging from 3% in North Carolina to 75% in Alaska and Washington. Alabama, Arizona, Oklahoma and Texas have unit-based tax schemes for cigars, while California, Connecticut, Florida, Iowa, Tennessee and Vermont tax little cigars the same as cigarettes.

A federal excise tax was first imposed on smokeless tobacco products in 1986 and currently is $0.195 per pound for chewing tobacco, and $0.585 per pound for snuff. Forty-nine states also subject smokeless tobacco to excise taxes. As of March 31, 2007, 39 states taxed moist snuff, and 46 states taxed chewing tobacco, on an ad valorem basis at rates that range from 3% in North Carolina to 90% in Massachusetts. Four states tax moist snuff on a weight basis, and legislation has been introduced in approximately 15 other states to convert from an ad valorem tax to a weight-based tax.

In 1996, the U.S. Food and Drug Administration, referred to as the FDA, published regulations that would have severely restricted cigarette advertising and promotion, and limited the manner in which tobacco products could be sold. On March 21, 2000, the U.S. Supreme Court held that Congress did not give the FDA authority to regulate tobacco products under the Federal Food, Drug, and Cosmetic Act and, accordingly, the FDA’s assertion of jurisdiction over tobacco products was impermissible under that act. Since the Supreme Court decision, various proposals have been made for federal legislation to regulate tobacco products, including smokeless tobacco products.

In February 2007, proposed legislation was introduced in the U.S. House of Representatives and the U.S. Senate that would give the FDA broad regulatory authority over tobacco products. The proposals would grant the FDA authority to impose product standards (including standards relating to, among other things, nicotine yields and smoke constituents) and would reinstate the FDA’s 1996 proposed regulations that would have restricted marketing. The proposed legislation also would govern modified risk products and would impose new and larger warning labels on tobacco products.

Over the years, various state and local governments have continued to regulate tobacco products, including smokeless tobacco products. These regulations relate to, among other things, the imposition of significantly higher taxes, increases in the minimum age to purchase tobacco products, sampling and advertising bans or restrictions, ingredient and constituent disclosure requirements and significant tobacco control media campaigns. Additional state and local legislative and regulatory actions will likely be considered in the future, including, among other things, restrictions on the use of flavorings.

Additional federal or state regulation relating to the manufacture, sale, distribution, advertising, labeling, mandatory ingredients disclosure and nicotine yield information disclosure of tobacco products could reduce sales, increase costs and have a material adverse effect on the business of the operating subsidiaries of RAI. Extensive and inconsistent regulation by multiple states could prove to be particularly disruptive to the business of RJR Tobacco. These factors could have a material adverse effect on RAI’s results of operations, cash flows and financial condition.

Various state governments have adopted or are considering adopting legislation establishing fire safety standards for cigarettes. Compliance with this legislation could be burdensome. On December 31, 2003, the New York State Office of Fire Prevention and Control issued a final standard with accompanying regulations that requires all cigarettes offered for sale in New York State after June 28, 2004, to achieve specified test results when placed on ten layers of filter paper in controlled laboratory conditions. The cigarettes that RAI’s operating companies sell in New York State comply with this standard. As of March 31, 2007, seven states in addition to New York — California, Vermont, Illinois, Massachusetts, New Hampshire, Kentucky and Utah — had enacted fire-safe legislation of their own, adopting the same testing standard set forth in the OFPC regulations described above. Similar legislation is being considered in a number of other states. Varying standards from state to state could have an adverse effect on the business or results of operations of RJR Tobacco.

RJR Tobacco’s and Conwood’s volumes, market share and profitability may be adversely affected by competitive actions and pricing pressures in the marketplace.

The tobacco industry is highly competitive. Among the major manufacturers, brands primarily compete on such elements as product quality, price, brand recognition, brand imagery and packaging. Substantial marketing support, merchandising display, competitive pricing and other financial incentives generally are required to maintain or improve a brand’s market position or introduce a new brand.

Increased selling prices from higher cigarette taxes and settlement costs have resulted in increased competitive discounting and the proliferation of deep-discount brands.

In addition to the competition Conwood faces from its largest competitor, U.S. Smokeless Tobacco Company, RJR Tobacco’s largest competitor in the cigarette market, Philip Morris USA Inc., has test marketed smokeless tobacco products. Further, other companies may test or enter the smokeless tobacco marketplace. Increased competition, from new entrants or existing market participants, could introduce pricing pressure or decrease Conwood’s market share, either of which could adversely affect Conwood’s profitability and revenues.

Although RAI believes Conwood’s business has benefited in recent years from the increased popularity of price-value brands compared to premium priced brands, if this trend deprives Conwood’s premium brands of market share, Conwood’s profitability and revenues from those brands could decrease. Even if consumers shift from Conwood’s premium brands to its own price-value brands, Conwood’s revenues and profitability could be adversely affected due to the higher sales prices and higher profit margins on Conwood’s premium brands as compared with its price-value brands.

Failure to successfully integrate Conwood into RAI’s corporate organization could prevent RAI from attaining the anticipated benefits of the Conwood acquisition.

Achieving the anticipated benefits of the Conwood acquisition will depend in part upon the integration of Conwood into RAI’s corporate organization, expected to be completed by the end of 2007. Integration of a substantial business is a challenging, time-consuming and costly process. It is possible that the acquisition itself or the integration process could result in the loss of the management of Conwood or other key employees, the disruption of Conwood’s business or inconsistencies in standards, controls, procedures and policies that adversely affect its ability to maintain relationships with suppliers, customers and employees. In addition, successful integration of Conwood will require the dedication of significant management resources that may temporarily detract attention from RAI’s and Conwood’s day-to-day business. If management is not able to integrate the organizations, operations and systems of Conwood and RAI in a timely and efficient manner, the anticipated benefits of the Conwood acquisition may not be realized fully.

If RJR Tobacco is not able to develop, produce or commercialize new products and technologies required by regulatory changes or changes in adult consumer preferences, sales and profitability could be adversely affected.

Consumer health concerns and changes in regulations are likely to require RJR Tobacco to introduce new products or make substantial changes to existing products. Similarly, RAI believes that there may be increasing pressure from public health authorities and consumers to develop a conventional cigarette or an alternative cigarette that provides a demonstrable reduced risk of adverse health effects. RJR Tobacco may not be able to develop a potentially reduced risk product that is broadly acceptable to adult consumers in a cost-effective manner, or at all. Moreover, it may be difficult for RJR Tobacco to effectively promote such a product in any event. RJR Tobacco believes that the order in the U.S. Department of Justice case, described above, might (unless the order is reversed on appeal) limit RJR Tobacco’s ability to market effectively any potentially reduced risk product it may develop. Further, additional marketing restrictions could be imposed legislatively or judicially in the future that could adversely affect RJR Tobacco’s ability to market effectively any potentially reduced risk product it may develop. The costs associated with developing new products and technologies, as well as the inability to develop and effectively market acceptable products in response to competitive conditions or regulatory requirements, may have a material adverse effect on RAI’s results of operations, cash flows and financial condition.

RJR Tobacco now depends on third-party suppliers for its tobacco packaging materials requirements; if the supply of tobacco packaging materials from the suppliers is interrupted, or the quality of the packaging declines, RJR Tobacco’s packaging costs and sales could be negatively affected.

On May 2, 2005, RJR Tobacco and RJR Packaging, LLC sold the assets and business of RJR Packaging, LLC to five packaging companies. In connection with this sale, RJR Tobacco entered into agreements with four of the purchasers, pursuant to which those companies supply RJR Tobacco with certain of its tobacco packaging materials requirements.

As a result, RJR Tobacco is now dependent upon third parties for its packaging requirements. Consequently, the risks of an interruption in the supply of packaging materials to RJR Tobacco, or a decline in the quality of such packaging materials, have increased. A decline in the quality of packaging materials could negatively affect sales. If the supply of packaging materials is interrupted, RJR Tobacco’s own shipments of tobacco products could be materially slowed, which could decrease sales and adversely impact RJR Tobacco’s relationships with wholesalers and retailers. Delays in the shipments of RJR Tobacco’s products may result in certain RJR Tobacco brand styles being out of stock at the retail level, increasing the potential that consumers may switch to brands made by RJR Tobacco’s competitors. In the third quarter of 2006, RJR Tobacco did experience a shortage of packaging materials for certain of its brand styles; however, this shortage did not materially affect the results of operations of RJR Tobacco or RAI.

If RJR Tobacco had to seek alternate suppliers, particularly on an urgent basis, there is no guarantee that RJR Tobacco could find alternate suppliers willing or able to supply packaging materials on a timely basis (if at all), at an acceptable cost and of the necessary quality. If, as a result of securing an alternate supply of packaging materials, RJR Tobacco’s packaging related costs increased, its profits could consequently decrease. Sales could also be negatively affected if the quality of packaging from the alternate suppliers were below RJR Tobacco’s requirements.

A material increase in RJR Tobacco’s packaging related costs, a material decrease in the quality of packaging materials or a material interruption in the supply of packaging materials could materially adversely affect the results of operations, cash flows and financial condition of RJR Tobacco and, consequently, of RAI.

Certain of RAI’s operating subsidiaries face a customer concentration risk.

Sales made by RJR Tobacco to McLane Company, Inc., a distributor, comprised 30%, 27% and 29% of RJR Tobacco’s revenue in 2004, 2005 and 2006, respectively. Sales made by Conwood to McLane Company, Inc. comprised 17% of Conwood’s consolidated revenue for the last seven months of 2006. No other customer accounted for 10% or more of RJR Tobacco’s or Conwood’s revenue during those periods. The loss of this customer, or a significant decline in its purchases from RJR Tobacco or Conwood, could have a material adverse effect on the business, financial condition and results of operations of RJR Tobacco or Conwood, as the case may be, and, consequently, of RAI.

Fire, violent weather conditions and other disasters may adversely affect the operations of RAI’s operating subsidiaries.

A major fire, violent weather conditions or other disasters that affect manufacturing and other facilities of RAI’s operating subsidiaries, or of their suppliers and vendors, could have a material adverse effect on the operations of RAI’s operating subsidiaries. Although RAI has insurance coverage for some of these events, a prolonged interruption in the manufacturing operations of RAI’s operating subsidiaries could have a material adverse effect on the ability of its operating subsidiaries to effectively operate their businesses.

RAI’s current revolving credit facility contains, and credit facilities RAI may enter into in the future may contain, restrictive covenants that may limit the flexibility of RAI and its subsidiaries, and breach of those covenants may result in a default under any such facility.

RAI’s current revolving credit facility limits, and in some circumstances prohibits, the ability of RAI and its subsidiaries to, among other things:

•	incur additional debt;

•	pay dividends;

•	make capital expenditures, investments or other restricted payments;

•	engage in sale-leaseback transactions;

•	guarantee debt;

•	engage in transactions with shareholders and affiliates;

•	create liens;

•	issue or sell equity of subsidiaries;

•	sell assets;

•	undergo certain changes of control;

•	engage in mergers and acquisitions; and

•	prepay certain indebtedness.

In addition, the current revolving credit facility prohibits RAI from purchasing the notes upon a change of control of RAI, as may be required under the terms of the notes.

These restrictions could limit the ability of RAI and its subsidiaries to obtain future financing, withstand a future downturn in their businesses or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. In addition, if RAI does not comply with these covenants or with financial covenants in its current revolving credit facility or any future credit facilities of RAI that require it to maintain certain financial ratios, any indebtedness outstanding thereunder could become immediately due and payable. In addition, the lenders under RAI’s current credit facilities could refuse to lend funds if RAI is not in compliance with the covenants or could terminate the current credit facilities. If RAI were unable to repay accelerated amounts, the lenders under the current credit facilities could initiate a bankruptcy proceeding or liquidation proceeding, or proceed against any collateral securing that indebtedness.

RAI anticipates that the covenants contained in the amended revolving credit facility will be similar to those in the current revolving credit facility, except, it is expected, that the covenants contained in the amended revolving credit facility will be less restrictive with respect to the dividends RAI is permitted to pay and the financial ratios RAI is required to maintain, and the covenant prohibiting RAI from repurchasing the notes upon a change of control will be eliminated, although any change of control requiring RAI to repurchase the notes will be prohibited, in addition to those changes of control currently prohibited.

RAI has substantial debt and may incur substantial additional debt, which could adversely affect its financial condition and its ability to obtain financing in the future, react to changes in its business and make payments on its outstanding debt.

As of March 31, 2007, on a consolidated basis, RAI had an aggregate principal amount of $4.398 billion of outstanding long-term indebtedness (less current maturities). Because of RAI’s substantial indebtedness:

•	its ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes and its ability to satisfy its obligations with respect to its indebtedness may be impaired in the future;

•	a substantial portion of its cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to it for other purposes;

•	it may be at a disadvantage compared to its competitors with less debt or comparable debt at more favorable interest rates; and

•	its flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, and it may be more vulnerable to a downturn in general economic conditions or its business or be unable to carry out capital spending that is necessary or important to its growth strategy and its efforts to improve operating margins.

There can be no assurance that RAI’s available cash or access to financing on acceptable terms will be sufficient to satisfy such indebtedness.

An increase in interest rates would increase the cost of servicing RAI’s variable rate indebtedness and could cause its annual debt service obligations to increase significantly and may impair its ability to pay the notes.

The floating rate notes, RAI’s borrowings under the current revolving facility and, it is anticipated, RAI’s borrowings under the amended revolving credit facility bear or will bear interest at a variable or floating rate. In addition, as of March 31, 2007, RAI and RJR had outstanding interest rate swap agreements, the effect of which was to convert the interest rate applicable to $750 million principal amount of debt from a fixed to a floating rate. Any increase in interest rates would increase the cost of servicing RAI’s floating rate debt and, consequently, may impair RAI’s ability to pay the notes. For a discussion of how RAI manages its exposure to changes in interest rates, see note 6 to the condensed consolidated financial statements (unaudited) included in RAI’s March 31, 2007, Form 10-Q.

The ability of RAI to access the debt capital markets could be impaired because of the credit rating of its debt securities.

The existing notes and the RJR notes are rated below investment grade by Moody’s (the existing notes are currently rated investment grade by S&P). It is anticipated that Moody’s also will rate the notes offered hereby below investment grade. Because of these non-investment grade ratings, in the future RAI may not be able to sell its debt securities or borrow money in such amounts, at the times, at the lower interest rates or upon the more favorable terms and conditions that might otherwise be available to RAI if its debt securities were rated investment grade by both S&P and Moody’s. The below-investment grade credit rating of RAI’s debt securities may make it more difficult for RAI to obtain future debt financing on an unsecured basis. In addition, future debt security issuances or other borrowings may be subject to further negative terms, including limitations on indebtedness or similar restrictive covenants, particularly if RAI’s ratings decline.

RAI’s credit ratings are influenced by some important factors not entirely within the control of RAI or its affiliates, such as tobacco litigation, the regulatory environment and the performance of suppliers and vendors to RAI’s operating subsidiaries. Moreover, because the kinds of events and contingencies that impair RAI’s credit ratings and the ability of RAI and its affiliates to access the debt capital markets are often the same kinds of events and contingencies that could cause RAI and its affiliates to seek to raise additional capital on an urgent basis, RAI and its affiliates may not be able to issue debt securities or borrow money upon acceptable terms, or at all, at the times at which they may most need additional capital.

Risks Related to the Notes and the Offering

All of RAI’s operations are conducted through its subsidiaries, and this structure may impair RAI’s ability to pay the notes. In addition, the notes and related guarantees thereof will be structurally subordinated to creditors (including trade creditors) of non-guarantor subsidiaries of each of RAI and the guarantors.

The notes will be the direct obligations of RAI. Certain of RAI’s subsidiaries, including its material domestic subsidiaries, will guarantee RAI’s obligations under the notes. RAI’s operations are conducted through certain of its subsidiaries. RAI’s cash flow and its ability to service its debt, including the notes, depends upon the earnings of its subsidiaries and their loans, dividends, distributions or other payments to or for the benefit of RAI. This structure may impair RAI’s ability to make payments on the notes. The ability of RAI’s subsidiaries to pay dividends and make other distributions is subject to applicable law. Claims of creditors of non-guarantor subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of those non-guarantor subsidiaries over the claims of creditors of RAI and the guarantors, including holders of the notes. The notes and related guarantees thereof will be structurally subordinated to creditors (including trade creditors) of non-guarantor subsidiaries of each of RAI and the guarantors.

The guarantees may be terminated without the consent of the noteholders.

RAI’s obligations under the notes will be guaranteed by certain of RAI’s subsidiaries, including its material domestic subsidiaries. These subsidiaries guarantee the obligations of RAI under its current revolving credit facility and, it is anticipated, will guarantee RAI’s obligations under the amended revolving credit facility, if it closes. Under the terms of the 2006 indenture, if any guarantor of the notes ceases to be a guarantor under the current credit facilities, or any replacement or refinancing thereof, including the amended revolving credit facility, that guarantor will be released automatically from all of its obligations under both the 2006 indenture and its guarantee of the notes, and, as a result, that guarantee will terminate. No noteholder consent is required in this event. It is possible that the lenders under the current revolving credit facility or the amended revolving credit facility, if it closes, may release some or all of the guarantees thereunder or either such credit facility may be terminated, and any replacements or refinancings thereof may not require guarantees of RAI’s obligations thereunder. Therefore, the notes may not continue to be guaranteed to the same extent as they will be upon issuance, or at all.

The security for the obligations of RAI and the guarantors under the notes may be released.

Under the terms of the 2006 indenture, if, for any reason, the assets specified therein are no longer pledged to secure the obligations of RAI and the guarantors under the current credit facilities or replacements or refinancings thereof (or any other indebtedness), such assets will be released as security for the notes and related guarantees. Under the terms of the current revolving credit facility, provided certain defaults do not exist under the 2006 indenture, at such time as RAI obtains investment grade corporate ratings (with not worse than stable outlooks) from each of Moody’s and S&P, the security for these current credit facilities automatically will be released and the obligations thereunder will become unsecured. RAI’s corporate rating is currently Ba1 from Moody’s and BB+ from S&P, in each case with a positive outlook. It is anticipated that the amended revolving credit facility will contain similar provisions relating to the release of security.

In the event the notes no longer have the benefit of the security described in this prospectus supplement, the notes will be unsecured obligations and such obligations will rank equally with all other existing and future unsecured, unsubordinated obligations of RAI (except those obligations preferred by operation of law).

Substantially all of the assets of RAI and the guarantors secure the obligations of these entities under RAI’s current revolving credit facility and, it is anticipated, will secure such obligations under the amended revolving credit facility, while only certain assets of RAI and the guarantors will secure the notes. The notes will be effectively subordinated to either such credit facility to the extent of the value of such assets that also do not secure the notes.

If RAI or a guarantor becomes insolvent or is liquidated, or if payment under any secured obligation is accelerated, the lenders under that secured obligation will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the terms of the agreement securing that obligation. Certain assets of RAI and the guarantors secure or will secure the obligations of these entities under:

•	the current revolving facility, as well as, it is anticipated, the amended revolving credit facility, if it closes;

•	the notes and related guarantees;

•	the existing notes and related guarantees in the aggregate principal amount of $2.731 billion; and

•	any future secured obligations of RAI.

The proceeds of such security, upon liquidation, will be shared equally and ratably among the holders of these secured obligations. See “Description of Material Indebtedness” and “Description of the Notes.” Additional assets of RAI and the guarantors secure RAI’s current revolving credit facility, and, it is anticipated, will secure the amended revolving credit facility, but will not secure the notes. The assets that secure the current revolving credit facility that will not secure the notes include, among other assets, intellectual property, inventory, cash and accounts receivable and pledges of securities other than the stock of RJR Tobacco. Consequently, with respect to the exercise of remedies by the lenders under the current revolving credit facility, the proceeds of those assets of RAI and the guarantors that secure the obligations under such facility, but not under the notes, will, upon liquidation, not be available to the holders of the notes. As a result, the notes are effectively subordinated to the obligations under RAI’s current revolving credit facility to the extent of the value of those assets which secure the current revolving credit facility but do not secure the notes. It is expected that the notes will be similarly subordinated with respect to such assets that secure the amended revolving credit facility and not the notes.

The credit ratings assigned to the notes may not reflect all of the risks of an investment in the notes.

The credit ratings assigned to the notes reflect the rating agencies’ assessments of the ability of RAI to make payments on the notes when due. Consequently, real or anticipated changes in these credit ratings will generally affect the market value of the notes. These credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors related to the value of the notes.

The notes lack some covenants typically found in other comparably rated debt securities.

Although, upon issuance, we anticipate that the notes will be rated below investment grade by Moody’s, they lack the protection of several financial and other restrictive covenants typically associated with comparably rated debt securities. In particular, the 2006 indenture does not contain restrictions on RAI’s ability to incur additional debt, pay dividends or make distributions or repurchase stock, make investments, enter into transactions with affiliates or sell less than substantially all of its assets.

The definition of a change of control requiring us to offer to repurchase the notes is limited, so that the market price of the notes may decline if we enter into a transaction that is not a change of control under the provisions governing the notes.

The term “change of control” as used in the notes is limited in scope and does not include every event that might cause the market price of the notes to decline. Furthermore, RAI will be required to offer to purchase the notes of a particular series upon a change of control only if, as a result of such change of control, the notes of such series receive a reduction to a non-investment grade rating within a specified period following the first public announcement of such change of control transaction. As a result, RAI’s obligation to offer to purchase the notes upon a change of control is limited and may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

The current revolving credit facility prohibits certain changes of control of RAI and RAI’s repurchase of the notes upon any change of control; it is anticipated that the amended revolving credit facility will prohibit certain changes of control, including an event that could require RAI to offer to repurchase the notes.

The current revolving credit facility prohibits RAI from repurchasing the notes upon a change of control of RAI and, further, prohibits certain changes of control with respect to RAI. In the event a change of control (accompanied by or followed by the requisite ratings downgrade) that requires RAI to offer to repurchase the notes occurs while the current revolving credit facility is in effect, RAI may seek the consent of its lenders to the repurchase of the notes or may attempt to refinance the current revolving credit facility with another facility that does not contain such prohibition. If RAI were not able to obtain the consent of the required lenders or refinance such facility in such a situation, RAI’s repurchase of the notes would constitute a default under the current revolving credit facility. If RAI does not repurchase the notes in a change of control situation under which it is required to do so by the terms of the notes, such failure would constitute a default under the 2006 indenture, which would, in turn, constitute a default under the current revolving credit facility. It is anticipated that the amended revolving credit facility will not prohibit the repurchase of the notes in the event of a change of control of RAI, but will prohibit certain changes of control of RAI, as does the current revolving credit facility, and will add to the prohibited changes of control any such event that could require RAI to offer to repurchase the notes. As a result, upon a change of control requiring it to offer to repurchase the notes, and based upon the anticipated terms of the amended revolving credit facility, RAI would be in default under such facility, unless RAI were able to obtain a waiver from the required lenders under such facility or unless RAI were able to refinance such facility.

Certain of the changes of control that are prohibited under the current revolving credit facility, and, it is anticipated, will be prohibited under the amended revolving credit facility, will not constitute a change of control under the terms of the notes. As a result, RAI may be in default under either such credit facility in connection with a change of control at a time when it is not required to repurchase the notes, even though the requisite ratings downgrades have occurred.

RAI may not have sufficient cash to repurchase the notes upon a change of control if required to do so.

RAI’s ability to pay cash to the holders of notes following the occurrence of a change of control requiring such repurchase under the terms of the notes may be limited by its then existing financial resources. There can be no assurance that RAI will have sufficient funds available when necessary to make any required repurchases.

The value of the collateral securing the notes and related guarantees may not be sufficient to satisfy the obligations of RAI and the guarantors thereunder.

In the event of foreclosure on the collateral for the notes and the related guarantees, the proceeds from the sale of this collateral may not be sufficient to satisfy the notes. To the extent that the collateral securing the notes is insufficient to satisfy the obligations under the notes, the notes would become unsecured and pari passu with the other unsecured debt of RAI. In addition, your rights to the collateral would be diluted by any further increase in the indebtedness secured by the collateral. By their nature, portions of the collateral may be illiquid and may have no readily ascertainable market value or realizable value apart from use in the businesses of RAI’s operating subsidiaries.

Even if RAI defaults in its payment of the notes, holders of the notes cannot foreclose on the security for the notes and the guarantees until the lenders under RAI’s current revolving credit facility, or, it is anticipated, the amended revolving credit facility, do so, except in limited circumstances.

Upon a default under the notes, the holders thereof may only seek enforcement of the remedies set forth in the security documents if:

•	the required lenders under the current revolving credit facility have required the collateral agent to take action against the collateral following a default under such facility; or

•	a payment default with respect to at least $300 million aggregate principal amount of indebtedness under the 2006 indenture (or a substantially similar indenture) occurs and continues in existence for at least 180 days, following which the holders of such indebtedness can direct the collateral agent to enforce the remedies under the security documents, independent of a default under the current revolving credit facility; provided, that, following the initiation of such enforcement, the required lenders under the current revolving credit facility may direct the collateral agent as to the enforcement process, and the collateral agent shall comply with such directions (without any opportunity for consent or direction from the holders of the notes) so long as such directions are not adverse to the directions of the holders of the notes.

It is anticipated that the security documents relating to the amended revolving credit facility will contain similar limitations on the remedies of holders of the notes upon a default thereunder.

Since there are no cross-default provisions in the 2006 indenture related to the notes, a default under the current revolving credit facility and, it is anticipated, the amended revolving credit facility will not permit the holders of the notes to declare a default unless independent grounds exist.

Upon a default occurring under the 2006 indenture, the lenders under RAI’s current revolving credit facility, may declare a default thereunder. It is anticipated that the amended revolving credit facility will contain a similar cross-default provision. Upon a default under RAI’s current revolving credit facility, the lenders may require the collateral agent to pursue the remedies set forth in the security documents. It is anticipated that the lenders under the amended revolving credit facility will have similar rights. However, unless a default has independently occurred with respect to the notes, a default under RAI’s current revolving credit facility or, it is anticipated, the amended revolving credit facility, if it closes, will not cause a default under the 2006 indenture, or give the holders of the debt securities thereunder, including the notes, a right to accelerate such debt securities. As a result, if RAI defaults in its obligations under either such facility, but does not default in its obligations under the notes, the lenders under either such facility can exercise their remedies under the security documents with respect to the collateral provided for in such facility, including those assets that also secure the notes, at a time when the holders of the notes would have no similar enforcement rights, potentially reducing or eliminating the security for the notes.

Your right to be repaid would be adversely affected if a court determined that any of the guarantors of the notes made any guarantee for inadequate consideration or with the intent to defraud creditors.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer or conveyance laws, a guarantee made by any of the guarantors could be voided, or claims on the guarantees made by any of the guarantors could be subordinated to all other obligations of any such guarantor, if the guarantor, at the time it incurred the obligations under any guarantee:

•	incurred the obligations with the intent to hinder, delay or defraud creditors;

•	received less than reasonably equivalent value in exchange for incurring those obligations, and was insolvent or rendered insolvent by reason of that incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of the fraudulent transfer laws vary depending on the law applied in the proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets is less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it cannot pay its debts as they become due.

Many of the foregoing terms are defined in or interpreted under those fraudulent transfer statutes. RAI cannot be certain what standard a court would apply to determine whether a guarantor was “insolvent” as of the date it guarantees the notes, and cannot assure you that, regardless of the method of valuation, a court would not determine that such guarantor was insolvent on that date. Nor can RAI assure you that a court would not determine, regardless of whether such guarantor was insolvent on the date of such guarantee of the notes, that the payments constituted fraudulent transfers on another ground.

The liability of each guarantor under the 2006 indenture will be limited to the amount that will result in its guarantee not constituting a fraudulent conveyance or improper corporate distribution, and we cannot assure you as to what standard a court would apply in making a determination as to what would be the maximum liability of each guarantor. If a court were to void a guarantor’s obligations under a guarantee, any grant of security by such guarantors also would be extinguished.

You may find it difficult to sell the notes or to sell them at a price you deem sufficient because there is no existing trading market for the notes.

The notes will be new securities for which no established trading market currently exists. RAI does not intend to list the notes on any securities exchange. The underwriters have advised RAI that they currently intend to make a market in the notes, but they are not obligated to do so and may discontinue market-making at any time without notice. The liquidity of any market for the notes and pricing for the notes will depend upon various factors, including:

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes;

•	the overall market for similar debt securities;

•	RAI’s financial performance and prospects;

•	the prospects for companies in the tobacco industry generally; and

•	prevailing interest rates.

USE OF PROCEEDS

We estimate the net proceeds to RAI from the sale of the notes, after deducting underwriting discounts and our estimated offering expenses, will be approximately $      billion. We intend to use these net proceeds, together with available cash, to prepay in full the principal balance of $1.54 billion of the term loan and to repay accrued and unpaid interest on such balance. Certain of the underwriters are affiliates of banks which are lenders to us and to which we are currently indebted under our term loan.

We used the proceeds of the term loan to partially finance our acquisition of Conwood on May 31, 2006. Borrowings under the term loan bear interest, at the option of RAI, at a rate equal to an applicable margin plus: the reference rate, which is the higher of the federal funds effective rate plus 0.5% and the prime rate; or the Eurodollar rate, which is the rate at which Eurodollar deposits for one, two, three or six months are offered in the interbank Eurodollar market. The term loan’s applicable margin is subject to adjustment based upon RAI’s consolidated leverage ratio. At March 31, 2007, RAI had the following term loan amounts outstanding: $850 million bearing interest at the November 30, 2006, six-month LIBOR rate plus 1.750%; $650 million bearing interest at the March 5, 2007, six-month LIBOR rate plus 1.750%; and $38 million at the March 30, 2007, three-month LIBOR rate plus 1.750%.

CAPITALIZATION

The following table sets forth the capitalization of RAI and its subsidiaries as of March 31, 2007, on an actual basis and on a pro forma basis, after giving effect to the sale of the notes offered hereby and the application of the net proceeds therefrom as set forth herein. This table should be read in conjunction with the information under “Use of Proceeds” and the consolidated financial statements and the notes thereto incorporated by reference herein. All dollar amounts are in millions.

	As of March 31,
	2007
	Actual	Pro Forma

Cash and cash equivalents and short-term investments	$1,879	$1,879

Long-term debt, less current maturities(1):
Term loan, less current maturities(1)	1,523	—
Existing notes of RAI, less current maturities(1)	2,731	2,731
Notes offered hereby	—	1,550
RJR notes, less current maturities(1)	129	129
Other long-term debt	5	5

Total long-term debt, less current maturities(1)	4,388	4,415
Total shareholders’ equity	7,103	7,103

Total capitalization	$11,491	$11,518

(1)	As of March 31, 2007, the current maturities of the term loan aggregated $16 million. Also, as of such date, the current maturities of the existing notes of RAI consisted of $254 million aggregate principal amount which was paid on June 1, 2007, at maturity, and the current maturities of the RJR notes consisted of $75 million aggregate principal amount, $46 million of which was paid at maturity on June 1, 2007, and $29 million of which matures in July 2007.

DESCRIPTION OF MATERIAL INDEBTEDNESS

RAI Credit Facilities

As of the date hereof, RAI has senior secured credit facilities consisting of:

•	a $1.55 billion senior secured term loan facility, the current principal balance of which is $1.54 billion, maturing on May 31, 2012; and

•	a $550 million senior secured revolving credit facility (which may be increased to $800 million at the discretion of the lenders and at the request of RAI) maturing on May 31, 2011, under which $24 million in letters of credit, and no borrowings, are currently outstanding.

RAI used the term loan, together with the net proceeds from the sale of certain existing notes and available cash, to pay the $3.5 billion purchase price for the Conwood acquisition and related fees and expenses on May 31, 2006.

RAI intends to prepay in full the principal balance of the term loan, and repay accrued and unpaid interest on such balance, using the net proceeds from the sale of the notes, together with available cash of RAI. RAI has previously repaid approximately $12 million of the principal balance of the term loan. Amounts prepaid or repaid under the term loan may not be reborrowed.

RAI is in the process of syndicating the amended revolving credit facility. RAI anticipates that the terms of the amended revolving credit facility will be similar to those of its current revolving credit facility, except it is expected that:

•	certain covenants contained in the amended revolving credit facility will be less restrictive than those contained in the current revolving credit facility;

•	the cost to RAI of borrowings under the amended revolving credit facility will be less than that under the current revolving credit facility; and

•	the maturity of the amended revolving credit facility will be approximately one year later than the maturity of the current revolving credit facility.

In addition, the current revolving credit facility prohibits RAI’s repurchase of the notes upon any change of control of RAI, and, further, prohibits certain changes of control of RAI. Under the terms of the notes, RAI is required to offer to repurchase the notes under certain circumstances involving certain changes of control of RAI, as described elsewhere herein. RAI anticipates that while its repurchase of the notes, in accordance with the terms thereof, will be permitted under the amended revolving credit facility, this facility will prohibit those changes of control prohibited by the current revolving credit facility, as well as changes of control that could require RAI to repurchase the notes. There is no assurance that the amended revolving credit facility will close, or, if it does close, that it will have the provisions presently anticipated by RAI. In the event RAI is unable to syndicate this facility, the current revolving credit facility will remain in effect in accordance with its existing terms and conditions. RAI anticipates that any closing of the amended revolving credit facility would occur in June 2007, or during the third quarter of 2007.

At March 31, 2007, RAI had $24 million in letters of credit outstanding under its current revolving credit facility. No borrowings were outstanding as of such date, and the remaining $526 million of this facility was available for borrowing. Under the terms of the current revolving credit facility, RAI is not required to maintain compensating balances; however, under the current revolving credit facility, RAI is required to pay a commitment fee ranging from 0.75% to 1.50% per annum on the unused portion of such facility. It is anticipated that RAI similarly will not be required to maintain compensating balances under the amended revolving credit facility, but that it will be required to pay a commitment fee on the unused portion of such facility.

Borrowings under the current revolving credit facility bear interest, at the option of RAI, at a rate equal to an applicable margin plus:

•	the reference rate, which is the higher of:

•	the federal funds effective rate from time to time plus 0.5%; and

•	the prime rate; or

•	the Eurodollar rate, which is the rate at which Eurodollar deposits for one, two, three or six months are offered in the interbank Eurodollar market.

This applicable margin is subject to adjustment based upon RAI’s consolidated leverage ratio and the credit ratings assigned to the current credit facilities. Overdue principal and, to the extent permitted by law, overdue interest outstanding under the current revolving credit facility bears interest at a rate equal to the rate then in effect with respect to such borrowings, plus 2.0% per annum.

The current revolving credit facility has restrictive covenants that limit RAI’s and its subsidiaries’ ability to pay dividends and repurchase stock, make investments, prepay certain indebtedness, incur indebtedness, engage in transactions with affiliates, create liens, acquire, sell or dispose of specific assets and engage in specified mergers or consolidations. As described above, it is anticipated that the amended revolving credit facility generally will be less restrictive than the current revolving credit facility.

Certain of RAI’s domestic subsidiaries, including its material domestic subsidiaries, guarantee RAI’s obligations under the current revolving credit facility and, it is anticipated, will guarantee RAI’s obligations under the amended revolving credit facility. RAI has pledged substantially all of its assets, including the stock of its direct subsidiaries, to secure such obligations. The guarantors have also pledged substantially all of their assets (including the stock, indebtedness and other obligations held by or owing to such guarantor of a subsidiary, other than for RJR and its direct and indirect subsidiaries, which pledge is limited to the stock, indebtedness and other obligations of RJR Tobacco held by or owing to RAI or any of the guarantors) to secure such obligations; provided, however, the pledge of assets by Lane and Santa Fe is limited to certain personal property.

Under the terms of RAI’s current revolving credit facility, at such time, if any, as RAI has obtained a corporate rating of investment grade from each of Moody’s and S&P (with not worse than stable outlooks), the security for such credit facility will be released automatically and the obligations thereunder will become unsecured; provided, however, that if certain defaults exist under the 2006 indenture at such time, the collateral will not be released until these defaults are cured or waived. The guarantees of RAI’s obligations thereunder, however, will not be released automatically under these circumstances. It is anticipated that the amended revolving credit facility will contain similar provisions relating to the release of the security therefor and will similarly not provide for the automatic release of guarantees.

Pursuant to documents relating to the current revolving credit facility and, it is anticipated, the amended revolving credit facility, in the event of RAI’s exposure under any hedging arrangement with a lender under either such facility (or any affiliate of such lender), RAI’s obligations with respect to such hedging arrangement will be guaranteed by the same entities and secured by the same assets as under either such facility.

Notes Issued by RAI

RAI’s current long-term indebtedness includes the existing notes in the aggregate principal amount of $2.731 billion. The existing notes are guaranteed by certain of RAI’s subsidiaries, including its material domestic subsidiaries. These notes and the related guarantees are secured by certain assets of RAI and the guarantors. The aggregate principal amounts of these series of existing notes currently outstanding are as follows:

Aggregate Principal Amount
Currently Outstanding Series of RAI Notes	Outstanding

7.875% Senior Secured Notes due 2009	$189,104,000
6.500% Senior Secured Notes due 2010	$299,950,000
7.250% Senior Secured Notes due 2012	$392,900,500
7.250% Senior Secured Notes due 2013	$625,000,000
7.300% Senior Secured Notes due 2015	$199,510,000
7.625% Senior Secured Notes due 2016	$775,000,000
7.750% Senior Secured Notes due 2018	$250,000,000

Total	$2,731,464,500

Notes Issued by RJR

RAI’s long-term indebtedness, on a consolidated basis, includes the RJR notes. The aggregate principal amount of the RJR notes is approximately $157 million, of which $68 million is guaranteed by RAI and certain of RJR’s subsidiaries, and $89 million is not guaranteed. Of the $89 million in non-guaranteed RJR notes, $29 million matures in July 2007.

DESCRIPTION OF THE NOTES

Set forth below is a description of the specific terms of the notes. This description supplements, and should be read together with, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under the caption “Description of Debt Securities.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the 2006 indenture. If the description of the notes in this prospectus supplement differs from the description of the debt securities in the accompanying prospectus, the description in this prospectus supplement supersedes the description in the accompanying prospectus.

Except as described otherwise herein, the covenants and events of default, and the modification, defeasance, satisfaction and discharge provisions of the 2006 indenture, described in the accompanying prospectus are all applicable to the notes. Capitalized terms used in this section that are not defined in this prospectus supplement have the meanings given to them in the accompanying prospectus or the 2006 indenture.

General

The notes will constitute three series of debt securities to be issued under the 2006 indenture. The following summary highlights selected provisions of the 2006 indenture (which includes the guarantees) and the notes and may not contain all the information that is important to you. For a complete description of the 2006 indenture, you should read carefully all of its provisions. We have previously filed with the SEC a copy of the 2006 indenture, as supplemented to date. See “Where You Can Find More Information” in the accompanying prospectus. A copy is available upon request to the Office of the Secretary, Reynolds American Inc., P.O. Box 2990, Winston-Salem, North Carolina 27102-2990. In addition, this summary is qualified in its entirety by reference to the Trust Indenture Act of 1939, as amended.

$          billion aggregate principal amount of notes, consisting of $           million aggregate principal amount of the floating rate notes, $           million aggregate principal amount of the      notes and $           million aggregate principal amount of the      notes are being issued in this offering.

The 2006 indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. We may “reopen” a previous issue of a series of debt securities and issue additional debt securities of that issue without the consent of the noteholders of the relevant series. The offered notes and any additional notes subsequently issued under the 2006 indenture will rank equally with each other and will be treated as a single class for certain purposes under the 2006 indenture, including with respect to amendments of the 2006 indenture and defaults affecting all series of notes issued under the 2006 indenture. The 2006 indenture contains covenants that:

•	restrict the ability of RAI and certain of its subsidiaries to:

•	mortgage or pledge certain of their assets to secure indebtedness,

•	engage in sale/leaseback transactions, or

•	consolidate, merge or transfer all or substantially all of their property and assets; and

•	prohibit RJR, at any time in the future that it does not guarantee the obligations of RAI under the notes, from creating, incurring, issuing, assuming, guaranteeing or otherwise becoming directly or indirectly liable, contingently or otherwise, with respect to any indebtedness to persons other than RAI or any of the guarantors (excluding accounts payable), other than securities issued under the 2006 indenture, including the notes offered hereby, the existing notes, the RJR notes and RAI’s current credit facilities and any replacements or refinancings thereof.

The 2006 indenture does not contain any cross-default or cross-acceleration provisions, and does not limit the ability of RAI or any of its subsidiaries (other than RJR, as described above) to incur additional indebtedness.

The floating rate notes will mature on          ,          ; the           notes will mature on          ,          ; and the           notes will mature on          ,          . The notes will be issued in fully registered form, without coupons, only in minimum denominations of $2,000, increased in multiples of $1,000. The notes are redeemable at the option of RAI as described under “ — Optional Redemption.” The notes will not be subject to any sinking fund.

Interest

Floating Rate Notes

We will make interest payments on the floating rate notes quarterly, in arrears, on          ,          ,           and           of each year, commencing on          ,          . We will pay interest to the holders of record of the floating rate notes at the close of business on the preceding          ,          ,           and          , respectively, whether or not those record dates are business days. Interest on the floating rate notes will be calculated on the basis of the actual number of days in the applicable interest period and a 360-day year.

The floating rate notes will bear interest at a variable rate determined by the calculation agent. The interest rate for a particular interest period will be an annual rate equal to three-month LIBOR as determined on the applicable interest determination date plus     %. The interest rate will be reset on the first day of each interest period other than the initial interest period, each referred to as an interest reset date. An interest period will be the period commencing on an interest payment date (or the date of initial issuance in the case of the initial interest period) and ending on the day immediately preceding the next interest payment date. The “interest determination date” will be          ,           in the case of the first interest period and the second London banking day preceding the beginning of the interest period in the case of each other interest period.

On any interest determination date, “LIBOR” will be determined by the calculation agent as follows:

•	LIBOR will be the arithmetic mean of the offered rates for deposits in U.S. dollars for the three-month period, that appear on “Reuters Page LIBOR 01” (or if such page by its terms provides for a single rate, such single rate) at approximately 11:00 a.m., London time, on the interest determination date. “Reuters Page LIBOR 01” means the display page designated as “LIBOR 01” on the Reuters service for the purpose of displaying London interbank offered rates of major banks, or any successor page on the Reuters service selected by us with the consent of the calculation agent, or if we determine that no such successor page exists on Reuters, an equivalent page on any successor service selected by us with the consent of the calculation agent; and

•	if the offered rate does not appear on the Reuters Page LIBOR 01 at 11:00 a.m., London time, on the applicable interest determination date, the calculation agent will determine LIBOR as follows, on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (selected by the calculation agent after consulting with us) at approximately 11:00 a.m., London time, on the interest determination date to prime banks in the London interbank market for a period of three months in principal amounts of at least $1,000,000, which rates are representative for single transactions in that market at that time. In that case, the calculation agent will request the principal London office of each of those major banks to provide a quotation of that rate. If at least two such quotations are provided, LIBOR for the applicable interest reset date will be the arithmetic average of the quotations. If fewer than two quotations are provided as requested, LIBOR for the applicable interest reset date will be the arithmetic average of the rates quoted by three major banks in New York City, New York (selected by the calculation agent after consulting with us) at approximately 11:00 a.m., New York time, on the interest determination date for the applicable interest reset date for loans in U.S. dollars to leading banks for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000, which rates are representative for single transactions in that market at that time. If fewer than three quotations are provided as requested, LIBOR for the following interest period will be the same as the rate determined for the then-current interest period.

A “London banking day” is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

All percentages resulting from calculation of the interest rate with respect to the floating rate notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionth of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655) and 9.876544% (or .09876544) would be rounded to 9.87654% (or .0987654)), and all dollar amounts in or resulting from any such calculation will be rounded to the nearest cent (with one-half cent or more being rounded upward).

Promptly upon determination, the calculation agent will inform the trustee and us of the interest rate for the next interest period. The calculation agent will also, upon the request of the holder of any floating rate notes, provide the interest rate in effect for the then-current interest period and, if it has been determined, the interest rate to be in effect for the next interest period. All calculations made by the calculation agent in the absence of willful misconduct, bad faith or manifest error will be conclusive for all purposes and binding on us and the holders of the floating rate notes.

Interest on the floating rate notes will accrue from the date of initial issuance or, if interest has already been paid on the floating rate notes, from and including the most recent interest payment date to which interest has been paid or provided for, to, but excluding the relevant interest payment date. If an interest payment date (other than the maturity date) falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day, unless such next succeeding business day would fall in the next calendar month, in which case the interest payment date will be the immediately preceding business day. If the maturity date of the floating rate notes falls on a day that is not a business day, we will make the required payment of principal and interest on the immediately succeeding business day, as if it were made on the date the payment was due. Interest will not accrue as a result of any postponed or delayed payment in accordance with this paragraph.

The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law.

Fixed Rate Notes

The           notes bear interest at the rate of     % per annum, and the           notes bear interest at the rate of     % per annum. Interest on the notes will accrue from          ,          , and will be payable semiannually, in arrears, on           and          , beginning          ,          , to the persons in whose names the notes are registered at the close of business on the           and           preceding the respective interest payment dates, except that interest payable at maturity of the           notes and the          notes shall be paid to the same persons to whom principal of such notes is payable. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

If an interest payment date (other than the maturity date) falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day. If the maturity date of the           notes or          notes falls on a day that is not a business day, we will make the required payment of principal and interest on the immediately succeeding business day, as if it were made on the date the payment was due. Interest will not accrue as a result of any postponed or delayed payment in accordance with this paragraph.

The Guarantees

Upon issuance, certain of RAI’s direct and indirect subsidiaries — RJR, Conwood Company, Conwood Holdings, Conwood Sales, FHS, GMB, Lane, RJR Acquisition, RJR Packaging, GPI, RJR Tobacco Co., RJR Tobacco, Rosswil, Santa Fe and Scott Tobacco (collectively referred to as the guarantors) — will unconditionally and irrevocably guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the notes on an unsubordinated basis. These same entities guarantee RAI’s obligations under its current revolving credit facility. Each subsidiary of RAI that, in the future, guarantees

RAI’s obligations under its current credit facilities, or any replacement or refinancing thereof, including the amended revolving credit facility, will guarantee RAI’s obligations under the notes.

If a guarantor of the notes ceases to be a guarantor under the current revolving credit facility (and any replacement or refinancing of the current credit facilities), for any reason, such guarantor will be deemed released from all of its obligations under the 2006 indenture and its guarantee of the notes will terminate. In addition, if the lenders under the current revolving credit facility, release the security interest in the assets of a guarantor (whether prior to or following a termination of the guarantee), any collateral pledged by such guarantor to secure the notes and its guarantee of the notes will be released automatically. It is anticipated that the amended revolving credit facility will contain similar provisions relating to the release of the security therefor. The current revolving credit facility does not, and it is anticipated that the amended revolving credit facility will not, provide for any automatic release of the guarantees of RAI’s obligations thereunder as it does, or is expected to do, for the security for obligations thereunder discussed below under “ — Security for the Notes and the Guarantees.”

The 2006 indenture provides that the obligations of each guarantor are limited to the maximum amount that, after giving effect to all other contingent and fixed liabilities of such guarantor (including, without limitation, any guarantees under the current revolving credit facility) and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the 2006 indenture, would cause the obligations of such guarantor under its guarantee not to constitute a fraudulent conveyance or fraudulent transfer under federal or state law.

Security for the Notes and the Guarantees

Upon issuance, the notes will be secured by certain assets of RAI and certain of the guarantors pursuant to the security documents discussed below.

Stock, Indebtedness and Other Obligations of RJR Tobacco.  Upon issuance, the notes will be secured by a pledge of the stock, indebtedness and other obligations of RJR Tobacco owned by or owed to RAI or any Restricted Subsidiary to the collateral agent under the documentation relating to the current revolving credit facility. No shares of stock (or any other equity interest), indebtedness or other obligations of any other guarantor of the notes will be pledged to the collateral agent to secure the notes.

Principal Property.  Upon issuance, the notes will be secured by any Principal Property, as defined below, of RAI and any guarantor that is a Restricted Subsidiary other than, pursuant to the terms of the 2006 indenture, any assets owned by Santa Fe or Lane and their respective subsidiaries.

RAI and the guarantors, including Santa Fe and Lane, have pledged substantially all their assets (not including, in the case of Santa Fe and Lane, any real estate), to secure their obligations under the current revolving credit facility. However, these entities will pledge only a portion of their assets to secure the notes. The assets pledged to secure their obligations under the current revolving credit facility that will not be pledged to secure their obligations under the notes include, among other assets:

•	stock, indebtedness and other obligations of subsidiaries held by or owing to RAI or an RAI subsidiary (other than the stock, indebtedness or other obligations of RJR Tobacco owned by or owing to RAI or any Restricted Subsidiary, which will be pledged to secure the notes);

•	intellectual property;

•	inventory;

•	cash; and

•	accounts receivable.

The 2006 indenture provides that, except as discussed under “Description of the Debt Securities — Covenants — Restrictions on Liens” in the accompanying prospectus, if RAI or any of its Restricted Subsidiaries, as defined below, mortgage or pledge as security for any indebtedness any Principal Property of RAI or such Restricted Subsidiary, then RAI will secure or cause such Restricted Subsidiary to secure the notes equally and ratably with all indebtedness secured by such mortgage or pledge, so long as such indebtedness shall be so secured.

Further, the 2006 indenture provides that if RAI and its Restricted Subsidiaries mortgage or pledge as security for any public bonds or notes any shares of stock, indebtedness or other obligation of a subsidiary other than RJR Tobacco held by or owed to any of RAI or such Restricted Subsidiary, then RAI will secure or cause such Restricted Subsidiary to secure the notes equally and ratably with all public bonds or notes secured by such mortgage or pledge, so long as such public bonds or notes shall be so secured. At such time as the assets described above are no longer pledged to secure public bonds or notes, as the case may be, of RAI other than the notes, such assets automatically will be released as collateral for the notes. RAI and the guarantors have pledged substantially all of their assets to secure their respective obligations under the current revolving credit facility and thus, with the exception of Santa Fe and Lane, also have pledged any Principal Property owned by RAI or a guarantor that is a Restricted Subsidiary to secure their respective obligations under the 2006 indenture, including the notes.

Currently, RAI has no subordinated debt. Therefore, all of its debt, including its guarantee obligations with respect to the RJR notes, is senior debt. As of March 31, 2007, RAI had approximately $5.669 billion in senior obligations (not including RAI’s guarantee obligations with respect to the RJR notes) that would be pari passu in right of payment with the notes.

As of the date of this prospectus supplement, the minimum investment grade rating of S&P is BBB- and of Moody’s is Baa3. At such time as RAI has obtained a corporate rating of investment grade from each of S&P and Moody’s (with not worse than stable outlooks), the security granted to secure the obligations under the current revolving credit facility will be released automatically and, under the terms of the 2006 indenture, the collateral securing the notes will be released. Thereafter, at such time as RAI receives a corporate rating at least one level below investment grade from both S&P and Moody’s, or a corporate rating at least two levels below investment grade from either of S&P or Moody’s, RAI and the guarantors are required to repledge the security granted to secure the obligations under the current revolving credit facility and thus repledge the collateral described above to secure their obligations with respect to the notes. In addition, whether or not there is any change in RAI’s corporate rating, the lenders under the current revolving credit facility have the right, at any time, in their sole discretion, to instruct the collateral agent to release all or any portion of the security for both the current revolving credit facility and the notes without obtaining any consent or approval from any holders of the notes. The amended revolving credit facility is expected to contain similar provisions relating to the release of the security therefor.

For purposes of the foregoing security provisions:

“Consolidated Net Worth” means, at any date of determination, the consolidated shareholders’ equity of RAI, as set forth on the then most recently available consolidated balance sheet of RAI and its consolidated Subsidiaries.

“Principal Property” means land, land improvements, buildings and associated factory and laboratory equipment owned or leased pursuant to a capital lease and used by RAI or a Restricted Subsidiary primarily for processing, producing, packaging or storing its products, raw materials, inventories, or other materials and supplies and located within the United States of America and having an acquisition cost plus capitalized improvements in excess of 2% of Consolidated Net Worth, as of the date of such determination, but not including any such property financed through the issuance of tax exempt governmental obligations, or any such property that has been determined by resolution of the board of directors of RAI not to be of material importance to the respective businesses conducted by RAI or such Restricted Subsidiary effective as of the date such resolution is adopted, provided, that “Principal Property” shall not include any property owned by Santa Fe or Lane.

“Restricted Subsidiary” means:

•	any Subsidiary (other than Santa Fe or Lane and their respective subsidiaries) organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America, which owns or is a lessee pursuant to a capital lease of any Principal Property, and in which the investment of RAI and all of its Subsidiaries exceeds 5% of Consolidated Net Worth as of the date of such determination other than:

•	each Subsidiary the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof; and

•	each Subsidiary formed or acquired after the date of the 2006 indenture for the purpose of acquiring the business or assets of another person and which does not acquire all or any substantial part of the business or assets of RAI or any Restricted Subsidiary; and

•	RJR and Conwood Holdings.

However, the board of directors of RAI may declare any such Subsidiary to be a Restricted Subsidiary.

“Subsidiary” means any corporation of which at least a majority of all outstanding stock having by the terms thereof ordinary voting power in the election of directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation has or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by RAI, or by one or more Subsidiaries of RAI or by RAI and one or more Subsidiaries.

Documents Creating the Security Interests; Exercise of Remedies

Description of the Security Documents

The assets described above which secure the obligations of RAI and the guarantors under the current revolving credit facility, as well as the debt securities and guarantees thereof issued under the 2006 indenture, are pledged under the terms of security documents in favor of the collateral agent under the current revolving credit facility. It is anticipated that these assets will be similarly pledged under the amended revolving credit facility. These documents grant, in favor of the collateral agent, and for the express benefit of the lenders under the current revolving credit facility, and the debt securities of RAI issued under the 2006 indenture, including the notes, a security interest in each of the categories of assets described above to secure the current revolving credit facility and such debt securities, including the notes. Under the terms of these security documents, prior to termination of the current revolving credit facility, such documents may be amended without the consent of holders of the notes. The collateral agent, pursuant to the terms of the security documents, acts as agent for the lenders under the current revolving credit facility, and acts as agent for the holding and liquidation of rights in the assets pledged to secure such credit facilities and the notes. It is anticipated that the security documents relating to the amended revolving credit facility will contain terms similar to the security documents relating to the current revolving credit facility.

No Ability to Declare a Cross-Default under the RAI Indenture

Upon a default occurring under the 2006 indenture, the lenders under the current revolving credit facility also may declare a default under such facility. It is anticipated that the amended revolving credit facility will contain a similar cross-default provision.

Upon a default under the current revolving credit facility, the lenders thereunder may require the collateral agent to pursue the remedies set forth in the security documents. However, a default under the current revolving credit facility does not cause a default under the 2006 indenture, or give the noteholders thereunder a right to accelerate such debt. It is anticipated that the amended revolving credit facility will contain a similar provision relating to defaults and the exercise of remedies upon default.

Enforcement of Remedies Following a Default under the 2006 Indenture

Upon a default under the debt securities of RAI issued under the 2006 indenture, including the existing notes and the notes offered hereby, the holders thereof may only seek enforcement of the remedies set forth in the security documents if the lenders under the current revolving credit facility have required the collateral agent to take action against the collateral following a default under the current revolving credit facility, unless a payment default with respect to at least $300 million of the principal amount of indebtedness under the 2006 indenture occurs and continues in existence for at least 180 days, following which the holders of such indebtedness can direct the collateral agent to commence and continue enforcement of the remedies under the security documents, independent of a default under the current revolving credit facility; provided that, following the commencement of such enforcement, the required lenders under the current revolving credit facility may direct the collateral agent as to the enforcement process, and the collateral agent shall comply with such directions (without any opportunity for consent or direction from the holders of the notes issued under the 2006 indenture), so long as such directions as to the enforcement process are not contrary to the directions of the holders of the notes. It is anticipated that the amended revolving credit facility will contain similar provisions relating to the exercise of remedies upon default.

Ranking

The notes will be the senior secured obligations of RAI, and the guarantees will be the senior secured obligations of each guarantor (except in each case those obligations preferred by operation of law).

While Secured

The notes will be the direct, senior secured obligations of RAI and will rank equally in right of payment with RAI’s existing and future senior obligations and, while secured, equally in right of security and priority with RAI’s existing and future senior obligations that are secured by the same assets. As of March 31, 2007, on a pro forma basis, after giving effect to the sale of the notes and the application of the net proceeds therefrom as set forth herein, and the repayment of $254 million aggregate principal amount of existing notes that matured on June 1, 2007, and not including RAI’s guarantee of the RJR notes, RAI had senior obligations of $5.427 billion (including current liabilities and intercompany obligations). Of these obligations, $24 million (consisting of letters of credit issued under the current revolving credit facility) were secured by a first priority security interest in substantially all the assets of RAI; the existing notes in the aggregate principal amount of $2.731 billion, were, and the notes offered hereby will be, secured by a first priority security interest in only a portion of these same assets; and $1.122 billion were unsecured. In addition, as of March 31, 2007, after giving effect to the repayment of $46 million aggregate principal amount of RJR notes that matured on June 1, 2007, RAI had obligations of $68 million related to its guarantee of RJR’s obligations under the RJR notes.

The notes will rank senior to any existing and future obligations from time to time of RAI that are, by their terms, expressly subordinated in right of payment to the notes. As of March 31, 2007, RAI had no such expressly subordinated obligations.

RAI’s obligations under the notes will be structurally subordinated to the obligations of any non-guarantor subsidiaries of RAI. As of March 31, 2007, RAI’s non-guarantor subsidiaries had obligations of $113 million.

RAI’s obligations under the notes will be effectively subordinated to RAI’s obligations under its current revolving credit facility (and, it is anticipated, the amended revolving credit facility), and any future obligations of RAI to the extent of the value of those assets securing such facility and future obligations and not securing the notes. As of March 31, 2007, on a pro forma basis, after giving effect to the sale of the notes and the application of the net proceeds therefrom as set forth herein, RAI had $24 million of indebtedness (consisting of letters of credit issued under the current revolving credit facility) secured by substantially all the assets of RAI. Only a portion of these same assets secures the existing notes in the aggregate principal amount of $2.731 billion, and will secure the notes offered hereby. In addition, as of March 31, 2007, RAI had $526 million of availability under its current revolving credit facility, all of which, if borrowed, would be secured by substantially all the assets of RAI.

The guarantees related to the notes will be senior secured obligations of the guarantors and will rank equally in right of payment with the existing and future senior obligations of the guarantors and, while secured, equally in right of security and priority with the guarantors’ other existing and future senior obligations that are secured by the same assets. As of March 31, 2007, on a pro forma basis, after giving effect to the sale of the notes and the application of the net proceeds therefrom as set forth herein, the repayment of $254 million aggregate principal amount of existing notes that matured on June 1, 2007, and the repayment of $46 million aggregate principal amount of RJR notes that matured on June 1, 2007, the guarantors had senior obligations of $12.504 billion (including the RJR notes, tobacco settlement and related accruals and current liabilities and intercompany obligations). Of these obligations, $24 million (consisting of letters of credit issued under the current revolving credit facility) were secured by a first priority security interest in substantially all the assets of the guarantors; the existing notes of RAI, in the aggregate principal amount of $4.281 billion, and related guarantees were, and the notes offered hereby and related guarantees will be, secured by a first priority security interest in only a portion of these same assets of the guarantors; and $8.199 billion were unsecured.

The guarantors’ obligations related to the notes will rank senior to any existing and future subordinated obligations from time to time of the guarantors that are, by their terms, expressly subordinated in right of payment to the notes. As of March 31, 2007, the guarantors did not have any expressly subordinated obligations.

The guarantors’ obligations related to the notes will be structurally subordinated to all of the obligations of any non-guarantor subsidiaries of the guarantors. As of March 31, 2007, the guarantors’ non-guarantor subsidiaries had obligations of $113 million.

The guarantors’ obligations related to the notes will be effectively subordinated to their guarantees of RAI’s current and future obligations under its current revolving credit facility (and, it is anticipated, the amended revolving credit facility), and any future additional obligations of RAI to the extent of the value of those assets securing the guarantees of such facility and future obligations and not securing the guarantees of the notes. As of March 31, 2007, on a pro forma basis, after giving effect to the sale of the notes and the application of the net proceeds therefrom as set forth herein, and the repayment of $254 million aggregate principal amount of existing notes of RAI that matured on June 1, 2007, the guarantors had $24 million of indebtedness (consisting of their guarantees of letters of credit issued under RAI’s current revolving credit facility) secured by substantially all their assets. The existing notes of RAI, in the aggregate principal amount of $2.731 billion, and related guarantees are, and the notes offered hereby and related guarantees will be, secured by only a portion of these assets. In addition, as of March 31, 2007, RAI had $526 million of availability under its current revolving credit facility, all of which, if borrowed, would be secured by substantially all the assets of the guarantors.

If any secured obligation is accelerated, the lenders under that secured obligation will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the terms of the agreement securing that obligation. The ability of holders of the notes to exercise remedies is limited as discussed above. To the extent of those assets that secure the obligations under debt securities issued under the 2006 indenture, including the notes, and the current revolving credit facility or, it is anticipated, the amended revolving credit facility, if it closes, the proceeds of such security, upon liquidation, will be shared equally and ratably among the holders of such secured obligations (subject, in the case of the holders of the notes, to the limitations on enforcement of remedies contained in the security documents and described under “ — Documents Creating the Security Interests; Exercise of Remedies”). With respect to the exercise of remedies by the lenders under the current revolving credit facility, those assets of RAI and the guarantors that secure the obligations thereunder, but not the notes and the proceeds thereof, will, upon any liquidation thereof, be unavailable to the holders of the notes. It is anticipated that the lenders under the amended revolving credit facility will have similar remedies.

While Unsecured

Upon any release of the collateral securing the obligations of RAI and the guarantors under the notes and guarantees thereof and any other indebtedness of RAI secured by such collateral, the notes will be unsecured obligations of RAI and the guarantees thereof will be unsecured obligations of the relevant guarantor, and such obligations will rank equally in right of payment with all other existing and future unsubordinated, unsecured obligations of RAI and such guarantor, respectively (except those obligations preferred by operation of law).

Change of Control Repurchase Event

If a Change of Control Repurchase Event (as defined below) occurs with respect to a series of notes, unless we have exercised our right to redeem the notes of that series as described below, we will make an offer to each holder of notes of that series to repurchase all or any part (in excess of $2,000 and in integral multiples of $1,000) of that holder’s notes of that series at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of repurchase. Within 30 days following any Change of Control Repurchase Event we will mail a notice to each holder, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

The current revolving credit facility prohibits RAI from repurchasing the notes upon a change of control of RAI and, further, prohibits certain changes of control with respect to RAI. In the event a change of control (accompanied by or followed by the requisite ratings downgrade) that requires RAI to offer to repurchase the notes occurs while the current revolving credit facility is in effect, RAI may seek the consent of its lenders to the repurchase of the notes or may attempt to refinance the current revolving credit facility with another facility that does not contain such prohibition. If RAI were not able to obtain the consent of the required lenders or refinance such facility in such a situation, RAI’s repurchase of the notes would constitute a default under the current revolving credit facility. If RAI does not repurchase the notes in a change of control situation under which it is required to do so by the terms of the notes, such failure would constitute a default under the 2006 indenture, which would, in turn, constitute a default under the current revolving credit facility. It is anticipated that the amended revolving credit facility will not prohibit the repurchase of the notes in the event of a change of control of RAI, but will prohibit certain changes of control of RAI, as does the current revolving credit facility, and will add to the prohibited changes of control any such event that could require RAI to offer to repurchase the notes. As a result, upon a change of control requiring it to offer to repurchase the notes, and based upon the anticipated terms of the amended revolving credit facility, RAI would be in default under such facility, unless RAI were able to obtain a waiver from the required lenders under such facility or unless RAI were able to refinance such facility.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes (in excess of $2,000 and in integral multiples of $1,000) properly tendered pursuant to our offer;

•	deposit with RAI’s paying agent an amount equal to the aggregate repurchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the repurchase price for the notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer.

We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. In addition, a Change of Control could occur with no action on our part. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

“Below Investment Grade Rating Event” means, with respect to each series of notes, the notes of that series are downgraded by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies), and the rating resulting from such downgrade for such notes issued by each Rating Agency is below Investment Grade, regardless of whether the rating immediately prior to such downgrade was below Investment Grade; provided that a particular reduction in rating shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder unless the Rating Agencies making the reduction in rating to which this definition would otherwise apply announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of RAI and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than RAI or one of its subsidiaries; or (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than RAI or one of its subsidiaries becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of Voting Stock.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us pursuant to clause (2) of the definition of Rating Agency.

“Moody’s” means Moody’s Investors Service Inc.

“Rating Agency” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us as a replacement agency for Moody’s or S&P, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Voting Stock” means RAI capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of RAI, even if the right so to vote has been suspended by the happening of such a contingency.

Optional Redemption

We may redeem the floating rate notes on any quarterly interest payment date after           in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the floating rate notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed.

The           notes and the           notes will be redeemable, in whole at any time or in part from time to time, at any time after their issuance, at the option of RAI, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes, and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus basis points with respect to the notes and basis points with respect to the notes, plus in each case accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediate preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means any of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc. or Morgan Stanley & Co. Incorporated or, if all such firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with RAI.

“Comparable Treasury Price” means:

•	the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations; or

•	if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means:

•	Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc. or Morgan Stanley & Co. Incorporated and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), RAI will substitute for such firm another Primary Treasury Dealer; and

•	any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with RAI.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding and not previously called notes by such method as the trustee under the 2006 indenture deems fair and appropriate.

Same-Day Settlement and Payment

The notes will trade in the same-day funds settlement system of The Depository Trust Company, referred to as DTC, until maturity or until RAI issues the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. RAI can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the 2006 indenture. Upon any transfer or exchange, the registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and RAI may require a holder to pay any taxes required by law or permitted by the 2006 indenture, including any transfer tax or other similar governmental charge payable in connection therewith. RAI is not required to transfer or exchange any note for a period of 15 days prior to a selection of debt securities to be redeemed or to transfer or exchange any note selected for redemption, except the unredeemed portion of any note being redeemed in part. The notes will be issued in registered form and the registered holder of a note will be treated as the owner of such note for all purposes.

Book-Entry System; Delivery and Form

General

Notes of each series will be in book-entry form and will be represented by one or more permanent global certificates in fully registered form without interest coupons, which we refer to as the Global Notes, and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC, or another nominee designated by DTC (such nominee referred to as a Global Note Holder).

Beneficial interests in the Global Notes may not be exchanged for certificated notes except in the circumstances described below.

DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (referred to herein, collectively, as the Participants), including Euroclear Bank S.A./N.V., or its successor, as operator of the Euroclear System, referred to as Euroclear, and Clearstream Banking, société anonyme, Luxembourg, referred to as Clearstream, and to facilitate the clearance and settlement of transactions in these securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, referred to as the Indirect Participants) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. Pursuant to procedures established by DTC, ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the Participants) and the records of the Participants (with respect to the interests of the Indirect Participants).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

So long as the Global Note Holder is the registered owner of any notes, the Global Note Holder will be considered the sole holder of outstanding notes represented by such Global Notes under the 2006 indenture. Except as provided below, owners of notes will not be entitled to have the notes registered in their names and will not be considered the owners or holders thereof under the 2006 indenture for any purpose, including with respect to the giving of any directions, instruction or approvals to the trustee thereunder. Neither RAI nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes held by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments in respect of the principal of, premium, if any, and interest on any notes registered in the name of a Global Note Holder on the applicable record date will be payable by the trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the 2006 indenture. Under the terms of the 2006 indenture, RAI and the trustee may treat the persons in whose names any notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither RAI nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of the notes (including principal, premium, if any, and interest). RAI believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

Subject to certain conditions, any person having a beneficial interest in the Global Notes may, upon request to the trustee and confirmation of such beneficial interest by DTC or its Participants or Indirect Participants, exchange such beneficial interest for notes in definitive form. Upon any such issuance, the trustee is required to register such notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). Such notes would be issued in fully registered form.

If DTC is at any time unwilling or unable to continue as depository or ceases to be a clearing agency registered under Exchange Act and a successor depository registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the Global Note that had been held by the depository. In addition, the 2006 indenture permits RAI at any time and in RAI’s sole discretion to decide not to have the notes represented by one or more Global Notes. DTC has advised us that, under its current practices, it would notify its Participants of RAI’s request, but only will withdraw beneficial interest from the Global Notes at the request of each Participant. We would issue definitive certificates in exchange for any such interests withdrawn. Any notes issued in definitive form in exchange for the Global Notes will be registered in the name or names that the depository gives to the trustee or other relevant agent of theirs or ours. It is expected that the depository’s instructions will be based upon directions received by the depository from Participants with respect to ownership of beneficial interests in the Global Note that had been held by the depository.

Owners of beneficial interests in a Global Note may elect to hold their interests in such Global Note either in the United States through DTC or outside the United States through Clearstream or Euroclear, if they are a participant of such system, or indirectly through organizations that are participants in such systems. Interests held through Clearstream and Euroclear will be recorded on DTC’s books as being held by the

U.S. depository for each of Clearstream and Euroclear, which U.S. depositories will in turn hold interests on behalf of their participants’ customers’ securities accounts.

Clearstream has advised us that it was incorporated as a limited liability company under Luxembourg law. Clearstream is owned by Cedel International, société anonyme, and Deutsche Börse AG. The shareholders of these two entities are banks, securities dealers and financial institutions. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Transactions may be settled by Clearstream in many currencies, including United States dollars. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing. Clearstream also deals with domestic securities markets in over 30 countries through established depository and custodial relationships. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with Euroclear Bank S.A./ N.V., the operator of Euroclear, or the Euroclear operator, to facilitate settlement of trades between Clearstream and Euroclear.

As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream customers are limited to securities brokers and dealers and banks, and may include the underwriters for the notes. Other institutions that maintain a custodial relationship with a Clearstream customer may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC.

Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream customers in accordance with its rules and procedures, to the extent received by Clearstream.

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Japanese Yen. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above.

Euroclear is operated by the Euroclear operator, under contract with Euroclear plc, a U.K. corporation. The Euroclear operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for the notes. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Euroclear operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine the Euroclear operator.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, or the Euroclear Terms and Conditions, and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within Euroclear;

•	withdrawal of securities and cash from Euroclear; and

•	receipt of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear operator.

Neither RAI nor the trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of the notes and RAI and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes by holders thereof. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, and existing and proposed tax regulations, published rulings, and judicial decisions all as in effect on the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. RAI has not sought any ruling from the Internal Revenue Service, referred to as the IRS, or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary assumes that the notes are held as capital assets by the initial holders who purchased the notes at their “issue price,” which will equal the first offering price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money. This summary also does not address the tax considerations arising under the laws of any foreign, state, or local jurisdiction. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities or commodities or dealers in commodities that elect to use a mark-to-market method of accounting;

•	financial institutions;

•	holders whose “functional currency” is not the U.S. dollar; or

•	persons that will hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction.

If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor.

This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under “ — Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust:

•	if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	that has a valid election in effect under applicable regulations to be treated as a U.S. person.

Payments of Interest

Stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or at the time it accrues in accordance with your method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Disposition of Notes

You will generally recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange, redemption, retirement or other taxable disposition (less an amount attributable to any accrued but unpaid stated interest not previously included in income, which will be taxable as interest income) and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally equal the amount you paid for the note. Any gain or loss recognized on a disposition of the note will be capital gain or loss and will be long-term capital gain or loss if your holding period for the note is more than one year. The ability to deduct capital losses is subject to limitations under U.S. federal income tax laws.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal and interest on the notes and the proceeds of sale of a note unless you are an exempt recipient (such as a corporation). A backup withholding tax at the rate of 28% will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the IRS that you are subject to backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes. The term “non-U.S. holder” means a beneficial owner of a note that is:

•	a foreign corporation;

•	a foreign partnership all of whose partners are non-U.S. holders;

•	a non-resident alien individual; or

•	a foreign estate or trust all of whose beneficiaries are non-U.S. holders.

Special rules may apply to certain non-U.S. holders such as certain expatriates, “controlled foreign corporations” and “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments of Interest

Payments of certain fixed or determinable annual or periodic income, including certain interest, is subject to federal income tax withholding at a rate of 30% unless an applicable treaty reduces or eliminates the withholding tax. The U.S. federal withholding tax will not apply to any payment to you of interest on a note because of the “portfolio interest exemption,” provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

•	you are not a controlled foreign corporation that is related to us through stock ownership; and

•	you provide to us your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN); or a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its business and holds the note on your behalf certifies, under penalties of perjury, that it has received IRS Form W-8BEN from you or from another qualifying financial institution intermediary, and provides a copy of the IRS Form W-8BEN.

If you hold your notes through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable regulations in order to be exempt from withholding tax.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be exempt from withholding tax if you provide us with a properly executed IRS Form W-8ECI, but you will be required to pay U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

Sale, Exchange or Disposition of Notes

Any gain realized upon the sale, exchange or other disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above) generally will not be subject to U.S. federal income tax unless:

•	subject to an applicable tax treaty providing otherwise, that gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

A holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the sale, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. A holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the notes. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition and the non-U.S. holder may be subject to U.S. backup withholding tax on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated the date hereof, we have agreed to sell to each of the underwriters named below (for whom Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., and Morgan Stanley & Co. Incorporated are acting as representatives), and each of the underwriters has severally agreed to purchase, the respective principal amount of each series of the notes set forth opposite its name below:

	Principal amount	Principal	Principal
	of floating	amount of	amount of
Underwriter	rate notes	notes	notes

Citigroup Global Markets Inc.	$	$	$
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
Total	$	$	$

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

Each series of notes is a new issue of securities with no established trading market and will not be listed on any securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurances can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer the notes directly to the public at the offering price described on the cover page of this prospectus supplement and may offer the notes to certain dealers at a price that represents a concession not in excess of     % per floating rate note,     % per           note and     % per           note. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of     % per floating rate note,     % per           note and     % per           note to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

We have agreed, during the period from the date of the underwriting agreement until seven days immediately following the delivery of the notes, not to offer, sell, contract to sell or otherwise dispose of any debt securities that are substantially similar to the notes (other than commercial paper issued in the ordinary course of business), without the prior written consent of the representatives.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

Expenses associated with this offering to be paid by us, other than underwriting discounts, are estimated to be approximately $      million.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member

State, referred to as the Relevant Implementation Date, it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of

•	an average of at least 250 employees during the last financial year;

•	a total balance sheet of more than €43,000,000; and

•	an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act, referred to as the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Certain of the underwriters and/or their affiliates have performed certain investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we currently are indebted under our term loan. A portion of the proceeds of the offering will be used by us to repay indebtedness to one or more of such banks and will be used to repay certain other lenders. See “Use of Proceeds.” As a result, one or more of such banks may receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to NASD Conduct Rule 2710(h).

LEGAL MATTERS

The enforceability of the notes and related guarantees offered hereby is being passed upon for RAI by Kilpatrick Stockton LLP, Charlotte, NC, and for the underwriters by Davis Polk & Wardwell, New York, NY. Matters of New Mexico law are being passed upon for RAI by Betzer, Roybal & Eisenberg P.C., Albuquerque, NM.

PROSPECTUS

DEBT SECURITIES

Reynolds American Inc., referred to as RAI, may offer and sell its debt securities from time to time in one or more offerings pursuant to this prospectus. The debt securities may consist of notes, debentures or other types of debt. The obligations of RAI under its debt securities will be guaranteed by certain of RAI’s direct and indirect subsidiaries, unless provided otherwise in the applicable prospectus supplement. This prospectus contains a summary description of these securities and the manner in which they may be offered. Each time that the securities are offered for sale using this prospectus, a supplement to this prospectus will be provided that contains the specific terms of the offered securities and the offering. RAI’s debt securities and any related guarantees may be secured as and to the extent described in the applicable prospectus supplement. The prospectus supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of RAI’s securities.

RAI may offer and sell its debt securities to or through agents, dealers or underwriters from time to time, or through a combination of these methods. If any underwriters are involved in the sale of any securities, the relevant prospectus supplement will set forth the names of the underwriters and any applicable commissions or discounts. RAI may also sell securities directly to investors.

Investing in these securities involves certain risks.  See “Risk Factors” in our other filings with the Securities Exchange Commission and in the applicable prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 18, 2007

You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement or free writing prospectus. We have not authorized any dealer, salesman or other person to provide you with additional or different information. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than their respective dates. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in the affairs of RAI or its subsidiaries since then.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer to sell or the solicitation of an offer to buy such securities, in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

Unless indicated otherwise, references in this prospectus to “RAI,” “we,” “us,” and “our” refer to RAI and not to any of its existing or future subsidiaries.

REYNOLDS AMERICAN INC.

RAI is a holding company and its wholly owned operating subsidiary, R. J. Reynolds Tobacco Company, referred to as RJR Tobacco, is the second largest cigarette manufacturer in the United States. The companies, referred to as Conwood, owned by RAI’s direct, wholly owned subsidiary, Conwood Holdings, Inc., are collectively the second largest smokeless tobacco products manufacturer in the United States. RAI’s other wholly owned operating subsidiaries include Santa Fe Natural Tobacco Company, Inc., referred to as Santa Fe; Lane, Limited, referred to as Lane; and R. J. Reynolds Global Products, Inc., referred to as GPI.

RJR Tobacco’s largest selling cigarette brands, CAMEL, KOOL, PALL MALL, DORAL, WINSTON and SALEM were six of the ten best-selling brands of cigarettes in the United States as of March 31, 2007. Those brands, and RJR Tobacco’s other brands, including MISTY and CAPRI, are manufactured in a variety of styles and marketed in the United States to meet a range of adult smoker preferences. RJR Tobacco also manages contract manufacturing of cigarettes and other tobacco products through arrangements with affiliates of British American Tobacco p.l.c. and, since January 1, 2007, distributes DUNHILL and STATE EXPRESS 555 cigarettes.

Conwood’s primary brands include its largest selling moist snuff brands, GRIZZLY and KODIAK, two of the six best-selling brands of moist snuff in the United States in 2006, and LEVI GARRETT, a loose leaf brand. Conwood’s other products include dry snuff, plug and twist tobacco products. Conwood’s products held the first or second position in market share in the United States in their respective categories in 2006.

Santa Fe manufactures and markets cigarettes and other tobacco products under the NATURAL AMERICAN SPIRIT brand. Santa Fe markets its products in the United States, and has a small, but growing international tobacco business. On January 1, 2007, GPI began managing Santa Fe’s international business. GPI also manufactures and exports cigarettes to U.S. territories, U.S. duty-free shops and U.S. overseas military bases and manages a contract manufacturing business. Lane manufactures cigars, roll-your-own and pipe tobacco brands, including CAPTAIN BLACK tobacco products. On January 1, 2007, Conwood began distributing certain of Lane’s products.

RAI is a North Carolina corporation. RAI’s principal executive offices are located at 401 North Main Street, Winston-Salem, North Carolina 27101 and its telephone number is (336) 741-2000. RAI’s web site is located at http://www.reynoldsamerican.com. The information posted or linked on this web site is not part of this prospectus, and you should rely solely on the information contained in this prospectus and the related documents to which we refer herein when deciding whether to invest in any of our debt securities.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that RAI filed with the Securities and Exchange Commission, referred to as the SEC, using a “shelf” registration process. Under this shelf process, RAI may offer its debt securities and any related guarantees for sale in one or more offerings from time to time. This prospectus provides you with a general description of the securities that may be offered pursuant to this prospectus. Each time securities are offered for sale, a prospectus supplement will be provided that will contain specific information about the securities offered and the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. Before making an investment decision, you should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus and the applicable prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement, together with the documents incorporated by reference herein or therein, contain or incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to future events or the future financial performance of RAI and its subsidiaries. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management and other matters. You can find many of these statements by looking for words like “believes,” “expects,” “anticipates,” “estimates,” “may,” “should,” “could,” “plan,” “intend” or similar expressions in this prospectus, any prospectus supplement or in documents incorporated by reference in this prospectus or any prospectus supplement.

These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by these forward-looking statements. You should understand that various factors, in addition to those discussed elsewhere in this prospectus or a prospectus supplement and in the documents referred to and incorporated by reference in this prospectus or a prospectus supplement, could affect the future results of RAI and its subsidiaries and could cause results to differ materially from those expressed in these forward-looking statements, including:

•	the “Risk Factors” included in RAI’s most recent annual report on Form 10-K, any updates to the risk factors in any periodic or other report RAI files subsequently to such annual report and any risk factors included in an applicable prospectus supplement;

•	the substantial and increasing regulation and taxation of tobacco products;

•	various legal actions, proceedings and claims relating to the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of tobacco products that are pending or may be instituted against RAI or its subsidiaries;

•	the substantial payment obligations and limitations on the advertising and marketing of cigarettes under the Master Settlement Agreement (with 46 U.S. States and certain U.S. territories and possessions) and other state settlement agreements;

•	the continuing decline in volume in the domestic cigarette industry;

•	concentration of a material amount of sales with a single customer or distributor;

•	competition from other manufacturers, including any new entrants in the marketplace;

•	increased promotional activities by competitors, including deep-discount cigarette brands;

•	the success or failure of new product innovations and acquisitions;

•	the responsiveness of both the trade and consumers to new products, marketing strategies and promotional programs;

•	the ability to achieve efficiencies in manufacturing and distribution operations without negatively affecting sales;

•	the cost of tobacco leaf and other raw materials and other commodities used in products, including future market pricing of tobacco leaf which could adversely impact inventory valuations;

•	the effect of market conditions on foreign currency exchange rate risk, interest rate risk and the return on corporate cash;

•	any adverse effects resulting from dependence on certain single-source suppliers, including supply interruption or quality issues;

•	the effect of market conditions on the performance of pension assets or any adverse effects of any new legislation or regulations changing pension expense accounting or required pension funding levels;

•	the rating of RAI’s securities;

•	any restrictive covenants imposed under RAI’s debt agreements;

•	the possibility of fire, violent weather and other disasters that may adversely affect manufacturing and other facilities; and

•	the potential existence of significant deficiencies or material weaknesses in internal control over financial reporting that may be identified during the performance of testing required under Section 404 of the Sarbanes-Oxley Act of 2002.

Due to these uncertainties and risks, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except as provided by federal securities laws, RAI is not required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

All subsequent written or oral forward-looking statements attributable to RAI or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. RAI does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable U.S. securities law.

INDUSTRY DATA

When we make statements in this prospectus or in information incorporated herein about the position of our operating subsidiaries in their respective industries or about their market share, we are making statements of our belief. This belief is based on data from Management Science Associates, Inc., referred to as MSAi, and Information Resources, Inc./Capstone Research Inc., collectively referred to as IRI, on estimates and assumptions that we have made based on that data and on our knowledge of the markets for the products of our operating subsidiaries. Although we believe our third party sources are reliable, we have not independently verified market and industry data provided by third parties. Accordingly, we cannot assure you that any of these assumptions are accurate or that our assumptions correctly reflect the position of our operating subsidiaries in their industries.

You should not rely on the market share data reported by IRI as being precise measurements of actual market share because IRI is not able to effectively track the volume of all deep-discount cigarette brands. We believe that deep-discount cigarette brands made by small manufacturers have a combined market share of approximately 13% of U.S. cigarette industry unit sales. Accordingly, the retail share of market of our operating subsidiaries and their cigarette brands as reported by IRI may overstate their actual market share. In addition, in 2006, IRI revised its methodology to better reflect industry dynamics and restated share data only for 2005. The revised methodology by IRI did not have a material impact on the percentages previously reported.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds we receive from the sale of securities described in this prospectus and prospectus supplements will be used for general corporate purposes. General corporate purposes may include the repayment and refinancing of outstanding debt, investments in or extensions of credit to our subsidiaries, additions to working capital, capital expenditures or the financing of possible acquisitions or business expansion. The net proceeds may be invested temporarily until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges of RAI for the periods indicated. Earnings consist of income from continuing operations before equity earnings, income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance costs and one-third of operating rental expense, representative of the interest factor.

										Three Months Ended
	Year Ended December 31,									March 31,
	2002		2003	2004		2005		2006		2006		2007

Ratio of earnings to fixed charges(1)	5.2	x	—	9.5	x	12.2	x	7.4	x	12.7	x	6.7	x
Deficiency in the coverage of fixed charges by earnings before fixed charges (in millions)(1)	$—		$(3,913)	$—		$—		$—		$—		$—

(1)	RAI classifies interest expense recognized on uncertain tax positions as income tax expense under the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Accordingly, this amount is excluded from the interest expense portion of fixed charges in the ratio of earnings to fixed charges.

DESCRIPTION OF THE DEBT SECURITIES

This section describes certain general terms and provisions of the debt securities that we may offer for sale from time to time. Each time that securities are offered for sale, specific information about the debt securities offered will be set forth in a supplement to this prospectus, as well as the extent to which the general terms and provisions contained herein apply to that particular series of securities offered. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the applicable prospectus supplement and to the following description.

The debt securities offered and sold hereunder will be issued under an indenture, referred to as the 2006 indenture, dated as of May 31, 2006, among RAI, as issuer, Santa Fe, Lane, RJR Tobacco, RJR Acquisition Corp, R. J. Reynolds Tobacco Co., FHS, Inc., GMB, Inc., Conwood Holdings, Inc., Conwood Company, LLC (formerly known as Conwood Company, L.P.), Conwood Sales Co., LLC (formerly known as Conwood Sales Co., L.P.) and Rosswil LLC, as guarantors, and The Bank of New York Trust Company, N.A., as trustee, as amended by a first supplemental indenture dated as of September 30, 2006, pursuant to which R.J. Reynolds Tobacco Holdings, Inc., referred to as RJR, RJR Packaging, LLC, GPI and Scott Tobacco LLC became parties to such indenture as guarantors. The foregoing guarantors are all subsidiaries of RAI. If a different indenture will govern the debt securities to be offered and sold hereunder, an indenture governing these securities will be filed with the SEC with a post-effective amendment to the registration statement of which this prospectus is a part.

The obligations of RAI under debt securities that it offers for sale from time to time will be guaranteed by certain of RAI’s subsidiaries, unless provided otherwise in the applicable prospectus supplement. RAI’s debt securities and any related guarantees may be secured as and to the extent described in the applicable prospectus supplement. Where applicable, the prospectus supplement also will describe any material United States federal income tax considerations relating to the securities offering.

RAI has summarized certain terms and provisions of the 2006 indenture, which includes the guarantees, below. The summary is not complete. The 2006 indenture has been incorporated by reference as an exhibit to the registration statement for these securities that RAI has filed with the SEC. See “Where You Can Find More Information” for information on how to obtain a copy of the 2006 indenture. The 2006 indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

Certain capitalized terms used in this section are defined below under “— Certain Definitions.”

General

The 2006 indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more series, established in or pursuant to a board resolution or in one or more supplemental indentures. RAI may specify a maximum aggregate amount for the debt securities of any series. Unless otherwise provided in a prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. All securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to any board resolution or supplemental indenture. All debt securities issued under the 2006 indenture will rank equally with each other and will be treated as a single class for certain purposes under the 2006 indenture, including with respect to amendments of the 2006 indenture and defaults affecting all series of notes issued under the 2006 indenture.

The prospectus supplement will describe the specific terms of any debt securities being offered, including some or all of the following:

•	the title of the debt securities;

•	the ranking of the specific series of debt securities and any related guarantees relative to other outstanding indebtedness, including that of our subsidiaries;

•	the price at which the debt securities will be issued;

•	any limit upon the aggregate principal amount of the debt securities of any series;

•	the date or dates on which the principal is payable and the record dates for such interest payment dates;

•	the rate or rates at which the debt securities shall bear interest, if any, or the method by which such rate shall be determined;

•	the date or dates from which interest shall accrue;

•	the date or dates on which interest shall be payable;

•	the place or places where the principal and any interest shall be payable;

•	the price or prices at which, the period or periods within which and the terms and conditions upon which debt securities may be redeemed in whole or in part at the option of RAI;

•	the obligation of RAI, if any, to redeem, purchase or repay debt securities pursuant to any sinking fund or otherwise;

•	if other than denominations of $2,000 and any multiple thereof, the denominations in which the debt securities of the series shall be issuable;

•	the period or periods within which, and the terms and conditions upon which, the debt securities shall be redeemed, purchased or repaid, in whole or in part at our option or at the option of the holder;

•	if other than the principal amount thereof, the portion of the principal amount at which the debt securities will be issued and the portion of such principal amount which shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;

•	whether the debt securities are issuable in global form or as uncertificated securities;

•	any deletion from, modification of or addition to the events of default or covenants;

•	any provisions granting special rights to holders when a specified event occurs;

•	any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities; and

•	any other terms of the series (which terms shall not be inconsistent with the provisions of the 2006 indenture).

The applicable prospectus supplement will also describe any collateral securing obligations under the debt securities and guarantees thereof, if any.

The 2006 indenture does not limit the ability of RAI or any of its subsidiaries, other than RJR in certain circumstances, to incur additional indebtedness. The 2006 indenture does not contain any cross-default or cross-acceleration provisions. There is no requirement that future issues of debt securities offered pursuant to the registration statement of which this prospectus forms a part be issued under the 2006 indenture, and we are free to employ other indentures or documentation, containing provisions different from those included in the indenture or applicable to one or more issues of debt securities issued under the indenture, in connection with future issues of such other debt securities.

The Guarantees

The subsidiaries of RAI that are parties to the 2006 indenture as guarantors, as described above, as well as any additional subsidiaries of RAI that guarantee RAI’s credit facilities, or any replacement or refinancing thereof, referred to as the credit facilities, unless provided otherwise in the applicable prospectus supplement, will fully, unconditionally and irrevocably guarantee, on a joint and several basis, the full and punctual payment of the principal of, premium, if any, and interest on debt securities issued under the 2006 indenture. All such subsidiaries of RAI are collectively referred to as the guarantors.

The 2006 indenture provides that the obligations of each guarantor are limited to the maximum amount that, after giving effect to all other contingent and fixed liabilities of such guarantor (including, without limitation, any guarantees under RAI’s credit facilities) and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the 2006 indenture, would cause the obligations of such guarantor under its guarantee not to constitute a fraudulent conveyance or fraudulent transfer under federal or state law.

If a guarantor of the debt securities ceases to be a guarantor under RAI’s credit facilities, for any reason, such guarantor will be deemed released from all of its obligations under the 2006 indenture, and its guarantee of any debt securities issued thereunder will terminate. In addition, if at a time that the debt securities and related guarantees, if any, issued under the 2006 indenture are secured, the assets pledged as collateral therefor are no longer pledged as collateral for the obligations of RAI and any guarantors under RAI’s credit facilities (or any other indebtedness), generally these assets automatically will be released as collateral for the debt securities and any related guarantees. Unless otherwise provided in the applicable prospectus supplement, all of the entities that guarantee RAI’s obligations under its credit facilities will guarantee the obligations of RAI under the debt securities.

Covenants

Unless provided otherwise in the applicable prospectus supplement, the following covenants apply to the debt securities.

Restrictions on Liens

The 2006 indenture provides that RAI will not, and will not permit any Restricted Subsidiary, as defined below, to:

•	mortgage or pledge as security for any indebtedness any Principal Property, as defined below, of RAI or a Restricted Subsidiary, whether such Principal Property is owned at the date of the 2006 indenture or thereafter acquired, unless RAI secures or causes such Restricted Subsidiary to secure the debt securities equally and ratably with all indebtedness secured by such mortgage or pledge, so long as such indebtedness shall be so secured;

•	mortgage or pledge as security for any indebtedness any shares of stock, indebtedness or other obligations of RJR Tobacco, unless RAI pledges or secures or causes such Restricted Subsidiary to pledge or secure (1) such shares of stock, indebtedness or other obligations of RJR Tobacco to RAI equally and ratably with all indebtedness secured by such mortgage or pledge, so long as such indebtedness shall be so secured, and assign RAI’s security interest in such assets to the collateral agent to secure the debt securities equally and ratably with all indebtedness secured by such mortgage or pledge, so long as such indebtedness shall be so secured, or (2) the debt securities equally and ratably with all indebtedness secured with such mortgage or pledge, so long as such indebtedness shall be so secured; or

•	mortgage or pledge as security for any public bonds or notes any shares of stock, indebtedness or other obligations of a subsidiary (other than that of RJR Tobacco) held by or owed to any of RAI or such Restricted Subsidiary, whether such shares of stock, indebtedness or other obligations are owned at the date of the 2006 indenture or thereafter acquired, unless RAI secures or causes such Restricted Subsidiary to secure the debt securities equally and ratably with all such public bonds or notes secured by such mortgage or pledge, so long as such public bonds or notes shall be so secured.

These covenants regarding liens do not apply in the case of:

•	the creation of any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property acquired after the date of the 2006 indenture (including acquisitions by way of merger or consolidation) by RAI or a Restricted Subsidiary contemporaneously with such acquisition, or within 120 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any mortgage, pledge or other lien upon any shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property acquired after the date of the 2006 indenture existing at the time of such acquisition, or the acquisition of any shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property subject to any mortgage, pledge or other lien without the assumption thereof; provided, that every such mortgage, pledge or lien referred to in this clause shall attach only to the shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property so acquired and fixed improvements thereon;

•	any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property existing at the date of the 2006 indenture;

•	any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property in favor of RAI or any Restricted Subsidiary;

•	any mortgage, pledge or other lien on Principal Property being constructed or improved securing loans to finance such construction or improvements;

•	any mortgage, pledge or other lien on shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property incurred in connection with the issuance of tax exempt governmental obligations; and

•	any renewal of or substitution for any mortgage, pledge or other lien permitted by any of the preceding clauses; provided, that in the case of a mortgage, pledge or other lien permitted under the second, third or fifth clauses above, the debt secured is not increased nor the lien extended to any additional assets.

Notwithstanding the foregoing, RAI or any Restricted Subsidiary may create or assume liens in addition to the permitted liens described above, and renew, extend or replace such liens, provided that at the time of such creation, assumption, renewal, extension or replacement, and after giving effect thereto, Exempted Debt, as defined below, does not exceed 10% of Consolidated Net Worth, as defined below.

Restrictions on Sale and Lease-Back Transactions

The 2006 indenture provides that RAI will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to RAI or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued; provided, that RAI or any Restricted Subsidiary may sell any such Principal Property and lease it back for a longer period if:

•	RAI or such Restricted Subsidiary would be entitled, pursuant to the provisions of the 2006 indenture described above under “ — Restrictions on Liens,” to create a mortgage on the property to be leased securing Funded Debt, as defined below, in an amount equal to the Attributable Debt, as defined below, with respect to such sale and lease-back transaction without equally and ratably securing the outstanding debt securities issued under the 2006 indenture; or

•	RAI promptly informs the trustee of such transaction, the net proceeds of such transaction are at least equal to the fair value (as determined by resolution of the board of directors of RAI) of such property and RAI causes an amount equal to the net proceeds of the sale to be applied to the retirement, within 120 days after receipt of such proceeds, of Funded Debt incurred or assumed by RAI or a Restricted Subsidiary (including the debt securities);

provided, further, that in lieu of applying all of or any part of such net proceeds to such retirement, RAI may, within 75 days after such sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt of RAI (which may include outstanding debt securities) or of a Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not theretofore tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures. If RAI so delivers debentures or notes to the applicable trustee with an officers’ certificate, the amount of cash which RAI will be required to apply to the retirement of Funded Debt will be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes, or if there are no such redemption prices, the principal amount of such debentures or notes; provided, that in the case of debentures or notes which provide for an amount less than the principal amount thereof to be due and payable upon a declaration of the maturity thereof, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity thereof pursuant to the terms of the indenture pursuant to which such debentures or notes were issued.

Notwithstanding the foregoing, RAI or any Restricted Subsidiary may enter into sale and lease-back transactions in addition to those permitted in the foregoing paragraph and without any obligation to retire any outstanding debt securities or other Funded Debt, provided that at the time of entering into such sale and lease-back transactions and after giving effect thereto, Exempted Debt does not exceed 10% of Consolidated Net Worth.

Restrictions on Mergers and Sales of Assets

Nothing contained in the 2006 indenture will prevent any consolidation or merger of RAI into any other corporation or corporations (whether or not affiliated with RAI), or successive consolidations or mergers to which RAI or its successor will be a party, or will prevent any sale, lease or conveyance of the property of RAI, as an entirety or substantially as an entirety, provided that upon any such consolidation, merger, sale, lease or conveyance to which RAI is a party and in which RAI is not the surviving corporation, the due and punctual performance and observance of all of the covenants and conditions of the 2006 indenture to be performed or observed by RAI and the due and punctual payment of the principal of and interest on all of the debt securities and the guarantees, according to their tenor, shall be expressly assumed by supplemental indenture satisfactory in form to the trustee, executed and delivered to the trustee, by the corporation formed by such consolidation, or into which RAI shall have been merged, or which shall have acquired such property.

Unless otherwise provided in a prospectus supplement, holders of debt securities are not afforded any protection in the event of a decline in RAI’s credit quality resulting from a change of control transaction, a highly leveraged transaction or other similar transactions involving RAI or any of the Restricted Subsidiaries.

Restrictions on Incurrence of Indebtedness by RJR

The 2006 indenture prohibits RJR, at any time it does not guarantee the obligations of RAI under the notes, from creating, incurring, issuing, assuming, guaranteeing or otherwise becoming directly or indirectly liable, contingently or otherwise, with respect to any indebtedness to persons other than RAI or any of the subsidiary guarantors (excluding accounts payable) other than debt securities issued under the 2006 indenture, outstanding notes of RJR and RAI’s credit facilities.

Events of Default

The 2006 indenture provides that the following events will be events of default with respect to the debt securities of a series:

•	default in payment of any principal of such series when the same shall become due and payable, either at maturity, upon any redemption, by declaration or otherwise;

•	default for 30 days in payment of any interest on the debt securities of such series;

•	default for 90 days after written notice in the observance or performance of any other covenant or agreement in respect of the debt securities of such series;

•	certain events of bankruptcy, insolvency or reorganization;

•	any guarantee ceasing to be in full force and effect (except as contemplated by the terms of the 2006 indenture) or any guarantor denying or disaffirming in writing its obligations under the 2006 indenture or its guarantee; and

•	at any time as such security is required under the 2006 indenture, any security document ceasing to be in full force and effect or ceasing to give the collateral agent the liens or any of the material rights, powers and privileges purported to be created thereby in favor of the collateral agent and such default continuing unremedied for a period of at least 30 days after written notice to RAI by the collateral agent.

The 2006 indenture provides that:

•	if an event of default due to the default in payment of principal of, premium, if any, or any interest on, the debt securities of any series or due to the default in the performance, or breach of any other covenant or warranty of RAI applicable to the debt securities of such series but not applicable to other outstanding debt securities issued under the 2006 indenture shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of the debt securities of each series affected by the default issued under the 2006 indenture then outstanding (voting as a single class) by notice in writing may then declare the principal of all debt securities of all such affected series and interest accrued thereon to be due and payable immediately; and

•	if an event of default due to a default in the performance of any of the other covenants or agreements in the 2006 indenture applicable to all outstanding debt securities or due to certain events of bankruptcy, insolvency and reorganization of RAI or any other event of default provided in a supplemental indenture or board resolution relating to the debt securities shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of all debt securities issued under the 2006 indenture then outstanding (treated as one class) by notice in writing may declare the principal of all such debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or any interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all affected series then outstanding.

The 2006 indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities before proceeding to exercise any right or power under the 2006 indenture at the request of such holders. Subject to such provisions in the 2006 indenture for the indemnification of the trustee and certain other limitations, the holders of a majority in aggregate principal amount of the debt securities of each affected series then outstanding (with each such series voting as a separate class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

The 2006 indenture provides that no holder of debt securities may institute any action against RAI under the 2006 indenture (except actions for payment of overdue principal or interest) unless such holder previously shall have given to the trustee written notice of default and continuance thereof and unless the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series then outstanding (treated as a single class) shall have requested the trustee to institute such action and shall have offered the trustee indemnity reasonably satisfactory to it, the trustee shall not have instituted such action within 60 days of such request and the trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class). The 2006 indenture contains a covenant that RAI will file annually, not more than four months after the end of its fiscal year, with the trustee a certificate that no default existed or a certificate specifying any default that existed.

Modification of the 2006 Indenture

The 2006 indenture provides that RAI, any guarantors (each when authorized by a board resolution) and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	add security in respect of debt securities;

•	evidence the assumption by a successor corporation of the obligations of RAI and any guarantors;

•	add covenants for the protection of the holders of debt securities or to add events of default;

•	cure any ambiguity or correct any inconsistency in the 2006 indenture or to make other changes not materially adverse to the interest of holders of the debt securities;

•	establish the forms or terms of additional series of debt securities;

•	provide for uncertificated debt securities;

•	evidence the acceptance of appointment by a successor trustee;

•	add an additional guarantor; or

•	comply with the Trust Indenture Act.

The 2006 indenture also contains provisions permitting RAI, the guarantors (each when authorized by a board resolution) and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the 2006 indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided, that RAI and the trustee may not, without the consent of the holder of each outstanding debt security affected thereby:

•	extend the final maturity of any debt security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on the redemption thereof or change the currency in which the principal thereof, premium, if any (including any amount in respect of original issue discount), or any interest thereon is payable, or reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy, or alter certain provisions of the 2006 indenture relating to debt securities issued thereunder not denominated in U.S. dollars or impair the right to institute suit for the enforcement of any payment on any debt security when due or any right of repayment at the option of the holder of a debt security; or

•	reduce the aforesaid percentage in principal amount of debt securities of any series, the consent of the holders of which is required for any such modification.

Defeasance

The 2006 indenture provides with respect to each series of debt securities that RAI and the guarantors, if any, as applicable, may elect:

•	to be released from any and all obligations (except for the obligations to register the transfer or exchange of the debt securities of such series and RAI’s rights of optional redemption, if any, to replace mutilated, destroyed, lost or stolen debt securities of such series, rights of holders of debt securities to receive payments of principal thereof, premium, if any, and interest thereon, upon the original stated due dates therefor (but not upon acceleration), to maintain an office or agency in respect of the debt securities of such series and to hold moneys for payment in trust) with respect to debt securities of any series for which the exact amount of principal and interest due can be determined at the time of the deposit with the trustee as described below, and all the debt securities of such series are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption (the foregoing referred to as one-year defeasance);

•	to defease and be discharged from any and all obligations with respect to the debt securities of such series on the 91st day after the deposit with the trustee as described below (except for the obligations set forth as exceptions in the preceding clause) (the foregoing referred to as legal defeasance); or

•	to be released from their obligations with respect to the debt securities of such series (except for the obligations set forth as exceptions in the first clause and the obligations to compensate and indemnify the trustee, to appoint a successor trustee, to repay certain moneys held by the paying agent and to return certain unclaimed moneys held by the trustee and to comply with the Trust Indenture Act) (the foregoing referred to as covenant defeasance), upon the deposit with the trustee, in trust for such purpose, of cash or, in the case of debt securities payable in U.S. dollars, U.S. government obligations which through the payment of principal and interest in accordance with their terms will insure the availability of moneys sufficient, or a combination thereof, sufficient in the opinion of a nationally recognized firm of independent accountants, to pay the principal of, premium, if any, and any interest on the debt securities of such series, and any mandatory sinking fund thereon, on the due date thereof. Such a trust only may (except with respect to one-year defeasance or to the extent the terms of the debt securities of such series otherwise provide) be established, if among other things, RAI has delivered to the trustee an opinion of counsel that the holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such legal defeasance or covenant defeasance had not occurred. Such opinion, in the case of legal defeasance, must (except to the extent the terms of the debt securities of the relevant series otherwise provide) refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the 2006 indenture. If RAI exercises its legal defeasance or covenant defeasance option, the guarantees in effect at such time will terminate.

Satisfaction and Discharge

The 2006 indenture will be discharged and will cease to be of further effect (except as to certain rights and obligations as expressly provided in the 2006 indenture) as to all outstanding debt securities of any series under the 2006 indenture when:

•	RAI or any guarantor has paid all amounts payable with respect to the debt securities of that series when due;

•	all outstanding debt securities of that series have been delivered to the trustee for cancellation (except mutilated, defaced, destroyed, lost or stolen debt securities which have been replaced or paid); or

•	all outstanding debt securities of that series not delivered to the trustee for cancellation either:

•	have become due and payable,

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year; and

•	RAI has deposited with the trustee any combination of money or government securities in trust sufficient to pay the entire indebtedness on the debt securities of that series when due.

Same-Day Settlement and Payment

Unless otherwise provided in a prospectus supplement, the debt securities will trade in the same-day funds settlement system of The Depository Trust Company, referred to as DTC, until maturity or until RAI issues the debt securities in definitive form. DTC will therefore require secondary market trading activity in the debt securities to settle in immediately available funds. RAI can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the debt securities.

Transfer and Exchange

A holder may transfer or exchange debt securities in accordance with the 2006 indenture. Upon any transfer or exchange, the registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and RAI may require a holder to pay any taxes required by law or permitted by the 2006 indenture, including any transfer tax or other similar governmental charge payable in connection therewith. RAI is not required to transfer or exchange any debt security for a period of 15 days prior to a selection of debt securities to be redeemed, or to transfer or exchange any debt security selected for redemption, except the unredeemed portion of any debt security being redeemed in part. The debt securities will be issued in registered form and the registered holder of a debt security will be treated as the owner of such debt security for all purposes.

Book-Entry System; Delivery and Form

We expect the following provisions to apply to all debt securities:

Debt securities of each series will be in book-entry form and will be represented by one or more permanent global certificates in fully registered form without interest coupons, which we refer to as the Global Notes, and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC, or another nominee designated by DTC (such nominee referred to as a Global Note Holder).

Beneficial interests in the Global Notes may not be exchanged for certificated notes except in the circumstances described below.

DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (referred to herein, collectively, as the Participants), including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, Luxembourg and to facilitate the clearance and settlement of transactions in these securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, referred to as the Indirect Participants) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. Pursuant to procedures established by DTC, ownership of the debt securities will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the Participants) and the records of the Participants (with respect to the interests of the Indirect Participants).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the debt securities will be limited to such extent.

So long as the Global Note Holder is the registered owner of any debt securities, the Global Note Holder will be considered the sole holder of outstanding debt securities represented by such Global Notes under the 2006 indenture. Except as provided below, owners of debt securities will not be entitled to have the debt securities registered in their names and will not be considered the owners or holders thereof under the 2006 indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither RAI nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of debt securities held by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such debt securities.

Payments in respect of the principal of, premium, if any, and interest on any debt securities registered in the name of a Global Note Holder on the applicable record date will be payable by the trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the 2006 indenture. Under the terms of the 2006 indenture, RAI and the trustee may treat the persons in whose names any debt securities, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither RAI nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of the debt securities (including principal, premium, if any, and interest). RAI believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of debt securities will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

Subject to certain conditions, any person having a beneficial interest in the Global Notes may, upon request to the trustee and confirmation of such beneficial interest by DTC or its Participants or Indirect Participants, exchange such beneficial interest for debt securities in definitive form. Upon any such issuance, the trustee is required to register such debt securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). Such debt securities would be issued in fully registered form.

If DTC is at any time unwilling or unable to continue as depository or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and a successor depository registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the Global Note that had been held by the depository. In addition, the 2006 indenture permits RAI at any time and in RAI’s sole discretion to decide not to have the debt securities represented by one or more Global Notes. DTC has advised us that, under its current practices, it would notify its Participants of RAI’s request, but only will withdraw beneficial interest from the Global Notes at the request of each Participant. We would issue definitive certificates in exchange for any such interests withdrawn. Any debt securities issued in definitive form in exchange for the Global Notes will be registered in the name or names that the depository gives to the trustee or other relevant agent of theirs or ours. It is expected that the depository’s instructions will be based upon directions received by the depository from Participants with respect to ownership of beneficial interests in the Global Note that had been held by the depository.

Neither RAI nor the trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of the debt securities and RAI and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

Governing Law

The 2006 indenture, the debt securities and any related guarantees will be governed by the laws of the State of New York.

Concerning the Trustee

The Bank of New York Trust Company, N.A. is the trustee under the 2006 indenture. The trustee or its affiliates serve as trustee under the indentures related to notes issued by RAI’s direct, wholly owned subsidiary, R. J. Reynolds Tobacco Holdings, Inc., participate in RAI’s credit facilities and serve as transfer agent for the common stock of RAI. From time to time, RAI or its subsidiaries may enter into other relationships with the trustee or its affiliates.

Certain Definitions

Set forth below are certain of the defined terms used in the 2006 indenture.

“Attributable Debt” means, when used in connection with a sale and lease-back transaction, at any date as of which the amount thereof is to be determined, the product of:

•	the net proceeds from such sale and lease-back transaction multiplied by

•	a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and lease-back transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation, and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.

“Consolidated Net Worth” means, at any date of determination, the consolidated shareholders’ equity of RAI, as set forth on the then most recently available consolidated balance sheet of RAI and its consolidated Subsidiaries.

“Exempted Debt” means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined:

•	indebtedness of RAI and the Restricted Subsidiaries incurred after the date of the 2006 indenture and secured by liens created, assumed or otherwise incurred or permitted to exist pursuant to the 2006 indenture described above under “ — Covenants — Restrictions on Liens;” and

•	Attributable Debt of RAI and the Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to the 2006 indenture described above under “ — Covenants — Restrictions on Sale and Lease-Back Transactions.”

“Funded Debt” means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from its creation.

“guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

•	to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

•	entered into for purposes of assuring in any other manner the obligee of such indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means land, land improvements, buildings and associated factory and laboratory equipment owned or leased pursuant to a capital lease and used by RAI or a Restricted Subsidiary primarily for processing, producing, packaging or storing its products, raw materials, inventories, or other materials and supplies and located within the United States of America and having an acquisition cost plus capitalized improvements in excess of 2% of Consolidated Net Worth, as of the date of such determination, but not including any such property financed through the issuance of tax exempt governmental obligations, or any such property that has been determined by resolution of the board of directors of RAI not to be of material importance to the respective businesses conducted by RAI or such Restricted Subsidiary effective as of the date such resolution is adopted; provided, that “Principal Property” shall not include any property owned by Santa Fe or Lane.

“Restricted Subsidiary” means:

•	any Subsidiary (other than Santa Fe or Lane and their respective subsidiaries) organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America, which owns or is a lessee pursuant to a capital lease of any Principal

Property, and in which the investment of RAI and all of its Subsidiaries exceeds 5% of Consolidated Net Worth as of the date of such determination other than:

•	each Subsidiary the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof; and

•	each Subsidiary formed or acquired after the date of the 2006 indenture for the purpose of acquiring the business or assets of another person and which does not acquire all or any substantial part of the business or assets of RAI or any Restricted Subsidiary; and

•	RJR and Conwood Holdings, Inc.

However, the board of directors of RAI may declare any such Subsidiary to be a Restricted Subsidiary.

“Subsidiary” means any corporation of which at least a majority of all outstanding stock having by the terms thereof ordinary voting power in the election of directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation has or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by RAI, or by one or more Subsidiaries of RAI or by RAI and one or more Subsidiaries.

PLAN OF DISTRIBUTION

We may sell the debt securities offered pursuant to this prospectus in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	through underwriters, brokers or dealers; or

•	through a combination of any of these methods of sale.

We will identify the specific plan of distribution, including any underwriters, brokers, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

RAI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, and, in accordance with the requirements thereof, files reports, proxy statements and other information with the SEC. You may read or obtain copies of this information at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain the documents that RAI files electronically from the SEC’s web site at http://www.sec.gov.

RAI and certain of its direct and indirect, wholly owned subsidiaries have filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, under the Securities Act of 1933, as amended, in connection with their offering of the securities covered by this prospectus. This prospectus does not contain all of the information in the registration statement. You will find additional information about RAI, the other registrants and the securities covered hereby in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement. You may read and copy the registration statement, including its exhibits, at the SEC’s Public Reference Room or at the SEC’s web site as described above.

RAI’s SEC filings are also available at its web site at http://www.reynoldsamerican.com. Information with respect to RAI may also be obtained by writing or calling the Office of the Secretary, P.O. Box 2990, Winston-Salem, North Carolina 27102-2990; telephone number (336) 741-5162.

INCORPORATION BY REFERENCE

The SEC allows RAI to “incorporate by reference” into this prospectus information that RAI (SEC file number 1-32258) files with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this prospectus. The information incorporated by reference is an important part of this prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this prospectus and in earlier filings with the SEC. The information and documents listed below, which RAI has filed with the SEC, and any documents that RAI files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering, are incorporated by reference into this prospectus:

•	RAI’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on February 27, 2007;

•	RAI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 4, 2007;

•	RAI’s Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006, filed with the SEC on June 18, 2007;

•	RAI’s Current Reports on Form 8-K filed with the SEC on February 12, 2007, February 28, 2007, March 15, 2007, May 21, 2007, and June 18, 2007;

•	The Conwood Company, LLC (formerly known as Conwood Company, L.P.), Conwood Sales Co., LLC (formerly known as Conwood Sales Co., L.P.), Rosswil LLC, Scott Tobacco LLC, Conwood LLC, Conwood-1 LLC, and Conwood-2 LLC, Combined Financial Statements as of and for the year ended December 31, 2005, included as Exhibit 99.1 to RAI’s Current Report on Form 8-K/A filed with the SEC on August 4, 2006; and

•	The Conwood Company, LLC (formerly known as Conwood Company, L.P.), Conwood Sales Co., LLC (formerly known as Conwood Sales Co., L.P.), Rosswil LLC, Scott Tobacco LLC, Conwood LLC, Conwood-1 LLC, and Conwood-2 LLC, Combined Financial Statements (Unaudited) as of March 31, 2006, and for the three months ended March 31, 2006 and 2005, included as Exhibit 99.2 to RAI’s Current Report on Form 8-K/A filed with the SEC on August 4, 2006.

Each person to whom a copy of this prospectus is delivered, upon the oral or written request of such person, will be provided, without charge, a copy of any or all of the documents that are incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be directed to the Office of the Secretary, P.O. Box 2990, Winston-Salem, North Carolina 27102-2990; telephone number (336) 741-5162. You may also obtain the documents incorporated by reference in this prospectus from the SEC as described above.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for the issuers by Kilpatrick Stockton LLP, Charlotte, North Carolina, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of RAI and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006, consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards, No. 123(R), “Share-Based Payment” and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

The combined financial statements of Conwood Company, LLC (formerly known as Conwood Company, L.P.), Conwood Sales Co., LLC (formerly known as Conwood Sales Co., L.P.), Scott Tobacco LLC, Rosswil LLC, Conwood LLC, Conwood-1 LLC and Conwood-2 LLC as of and for the year ended December 31, 2005, are incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$1,550,000,000

$        Floating Rate Senior Secured Notes due
$               % Senior Secured Notes due
$               % Senior Secured Notes due

PROSPECTUS SUPPLEMENT

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